Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2018 and 2017

KB Financial Group Inc. and Subsidiaries

Index

March 31, 2018 and 2017

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as of March 31, 2018, and the related consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2018 and 2017, and consolidated interim statements of changes in equity and cash flows for the three-month periods ended March 31, 2018 and 2017, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2018. The statement of financial position as of December 31, 2017, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2017.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/S/ Samil PricewaterhouseCoopers

Seoul, Korea

May 15, 2018

This report is effective as of May 15, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2018 (Unaudited) and December 31, 2017

(in millions of Korean won)	Notes	March 31, 2018		December 31, 2017
		(Unaudited)

Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	21,044,991	~~W~~	19,817,825
Financial assets at fair value through profit or loss	4,6,11		48,526,458		—
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	4,6,11		—		32,227,345
Derivative financial assets	4,6,8		2,892,615		3,310,166
Loans at amortized cost	4,6,9,10		295,334,315		290,122,838
Financial investments	4,6,11		57,184,244		66,608,243
Investments in associates and joint ventures	12		354,712		335,070
Property and equipment	13		4,170,351		4,201,697
Investment property	13		848,609		848,481
Intangible assets	14		2,889,301		2,943,060
Net defined benefit assets	23		—		894
Current income tax assets	32		7,061		6,324
Deferred income tax assets	15,32		707		3,991
Assets held for sale	16		26,342		155,506
Other assets	4,6,17		18,338,160		16,204,169

Total assets		~~W~~	451,617,866	~~W~~	436,785,609

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	12,744,273	~~W~~	—
Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)	4,6,18		—		12,023,058
Derivative financial liabilities	4,6,8		3,345,346		3,142,765
Deposits	4,6,19		261,871,146		255,800,048
Debts	4,6,20		30,082,554		28,820,928
Debentures	4,6,21		47,355,566		44,992,724
Provisions	22		533,578		568,033
Net defined benefit liabilities	23		154,960		154,702
Current income tax liabilities	32		569,106		433,870
Deferred income tax liabilities	15,32		527,873		533,069
Insurance contract liabilities	36		32,231,882		31,801,275
Other liabilities	4,6,24		28,571,064		24,470,308

Total liabilities			417,987,348		402,740,780

Equity
Share capital	25		2,090,558		2,090,558
Capital surplus	25		17,121,353		17,122,228
Accumulated other comprehensive income	25,34		174,981		537,668
Retained earnings	25		15,173,606		15,044,204
Treasury shares	25		(936,194)		(755,973)

Equity attributable to shareholders of the parent company			33,624,304		34,038,685
Non-controlling interests			6,214		6,144

Total equity			33,630,518		34,044,829

Total liabilities and equity		~~W~~	451,617,866	~~W~~	436,785,609

[1]	The consolidated statement of financial position as at March 31, 2018 is prepared in accordance with Korean IFRS 1109; however, the comparative consolidated statement of financial position as at December 31, 2017 was not retrospectively restated to apply Korean IFRS 1109.

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month Periods Ended March 31, 2018 and 2017 (Unaudited)

(In millions of Korean won, except per share amounts)	Notes	2018		2017
		(Unaudited)		(Unaudited)

Interest income		~~W~~	3,194,767	~~W~~	2,726,447
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,029,870		—
Interest income from financial instruments at fair value through profit or loss			164,897		—
Interest income from loans and receivables (under Korean IFRS 1039)			—		2,603,810
Interest income from financial instruments at fair value through profit or loss (under Korean IFRS 1039)			—		122,637
Interest expense			(1,050,981)		(877,457)

Net interest income	5,26		2,143,786		1,848,990

Fee and commission income			1,144,137		939,078
Fee and commission expense			(515,215)		(418,440)

Net fee and commission income	5,27		628,922		520,638

Insurance Income			3,007,788		268,599
Insurance Expense			(2,859,152)		(288,396)

Net Insurance Income	5,36		148,636		(19,797)

Net gains/(losses) on financial instruments at fair value through profit or loss before applying overlay approach			(6,539)		—
Net gains/(losses) on overlay adjustment			82,138		—

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		75,599		—

Net gains on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)			—		118,649

Net other operating expenses	5,29		(213,551)		(159,525)

General and administrative expenses	5,23,30		(1,391,704)		(1,167,221)

Operating profit before provision for credit losses	5		1,391,688		1,141,734

Provision for credit losses	5,7,10,11,17,22		(164,537)		(254,894)

Net operating income	5		1,227,151		886,840

Share of profit of associates and joint ventures	5,12		8,270		52,450
Net other non-operating income	5,31		107,997		25,968

Net non-operating income			116,267		78,418

Profit before income tax	5		1,343,418		965,258

Income tax expense	5,32		(375,029)		(77,669)

Profit for the period	5		968,389		887,589

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		1,358		(3,463)
Share of other comprehensive income of associates and joint ventures			—		(281)
Revaluation gains/(losses) on equity instruments at fair value through other comprehensive income			38,408		—
Fair value changes on financial liabilities designated at fair value due to credit risk			3,849		—

			43,615		(3,744)

Items that may be reclassified subsequently to profit or loss:
Exchange differences			14,921		(60,954)
Net gains/(losses) on financial instruments at fair value through other comprehensive income			(23,290)		—
Valuation gains(losses) on financial investments			—		65,567
Shares of other comprehensive income of associates			(1,979)		23,304
Cash flow hedges			10,042		1,267
Losses on hedges of a net investment in a foreign operation			1,561		7,251
Other comprehensive income arising from separate account			1,358		—
Net gains/(losses) on overlay adjustment	36		(59,526)		—

			(56,913)		36,435

Other comprehensive income for the period, net of tax			(13,298)		32,691

Total comprehensive income for the period		~~W~~	955,091	~~W~~	920,280

Profit attributable to:
Shareholders of the parent company	5	~~W~~	968,232	~~W~~	870,101
Non-controlling interests	5		157		17,488

	5	~~W~~	968,389	~~W~~	887,589

Total comprehensive income for the period attributable to:
Shareholders of the parent company		~~W~~	955,021	~~W~~	903,295
Non-controlling interests			70		16,985

		~~W~~	955,091	~~W~~	920,280

Earnings per share	35
Basic earnings per share		~~W~~	2,436	~~W~~	2,192
Diluted earnings per share			2,424		2,180

[1]	The consolidated statement of comprehensive income for the three-month period ended March 31, 2018 is prepared in accordance with Korean IFRS 1109; however, the comparative consolidated statement of comprehensive income for the three-month period ended March 31, 2017 was not retrospectively restated to apply Korean IFRS 1109.

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2018 and 2017 (Unaudited)

	Notes	Equity attributable to the subsidiaries of the Parent Company
(in millions of Korean won)		Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity

Balance at January 1, 2017		~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the period			—		—		—		870,101		—		17,488		887,589

Remeasurements of net defined benefit liabilities			—		—		(3,420)		—		—		(43)		(3,463)
Exchange differences			—		—		(60,711)		—		—		(243)		(60,954)
Change in value of financial investments			—		—		65,784		—		—		(217)		65,567
Shares of other comprehensive income of associates and joint ventures			—		—		23,023		—		—		—		23,023
Cash flow hedges			—		—		1,267		—		—		—		1,267
Gain on hedges of a net investment in a foreign operation			—		—		7,251		—		—		—		7,251

Total comprehensive income			—		—		33,194		870,101		—		16,985		920,280

Transactions with shareholders
Annual dividends			—		—		—		(497,969)		—		(5,156)		(503,125)
Acquisition of treasury shares					566		—		—		(79,228)		—		(78,662)
Others			—		80		—		—		—		2,341		2,421

Total transactions with shareholders			—		646		—		(497,969)		(79,228)		(2,815)		(579,366)

Balance at March 31, 2017 (Unaudited)		~~W~~	2,090,558	~~W~~	16,995,548	~~W~~	438,523	~~W~~	12,601,360	~~W~~	(801,201)	~~W~~	277,529	~~W~~	31,602,317

Balance at January 1, 2018		~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

Changes in accounting policy	42		—		—		(349,476)		(72,102)		—		—		(421,578)
Restated total equity at the beginning of the financial year			2,090,558		17,122,228		188,192		14,972,102		(755,973)		6,144		33,623,251

Comprehensive income
Profit for the period			—		—		—		968,232		—		157		968,389

Remeasurements of net defined benefit liabilities			—		—		1,358		—		—		—		1,358
Exchange differences			—		—		15,008		—		—		(87)		14,921
Net gains/(losses) on financial instruments at fair value through other comprehensive income			—		—		15,118		—		—		—		15,118
Shares of other comprehensive income of associates and joint ventures			—		—		(1,979)		—		—		—		(1,979)
Cash flow hedges			—		—		10,042		—		—		—		10,042
Gain on hedges of a net investment in a foreign operation			—		—		1,561		—		—		—		1,561
Other comprehensive income(loss) arising from separate account			—		—		1,358		—		—		—		1,358
Fair value changes on financial liabilities designated
at fair value due to credit risk			—		—		3,849		—		—		—		3,849
Net gains/(losses) on overlay adjustment			—		—		(59,526)		—		—		—		(59,526)

Total comprehensive income			—		—		(13,211)		968,232		—		70		955,091

Transactions with shareholders
Annual dividends			—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares			—		—		—		—		(180,221)		—		(180,221)
Others			—		(875)		—		—		—		—		(875)

Total transactions with shareholders			—		(875)		—		(766,728)		(180,221)		—		(947,824)

Balance at March 31, 2018 (Unaudited)		~~W~~	2,090,558	~~W~~	17,121,353	~~W~~	174,981	~~W~~	15,173,606	~~W~~	(936,194)	~~W~~	6,214	~~W~~	33,630,518

[1]	The consolidated statement of changes in equity for the three-month period ended March 31, 2018 is prepared in accordance with Korean IFRS 1109; however, the comparative consolidated statement of changes in equity for the three-month period ended March 31, 2017 was not retrospectively restated to apply Korean IFRS 1109.

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2018 and 2017 (Unaudited)

(in millions of Korean won)	Note	2018		2017
		(Unaudited)		(Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	968,389	~~W~~	887,589

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss			(39,125)		—
Net gain on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)			—		(130,297)
Net loss (gain) on derivative financial instruments for hedging purposes			42,424		(24,443)
(Reversal of) Allowance for valuation of derivative financial instruments			2,819		(377)
Provision (reversal) for credit loss			164,537		254,894
Net loss (gain) on financial investments			(3,806)		12,026
Share of profit of associates and joint ventures			(8,270)		(52,450)
Depreciation and amortization expense			142,255		74,455
Other net losses (gains) on property and equipment/intangible assets			(111,140)		2,245
Share-based payments			3,074		14,766
Policy reserve appropriation			431,160		(2,751)
Post-employment benefits			56,545		47,219
Net interest expense			91,813		235,563
Loss (gain) on foreign currency translation			(87,672)		129,769
Net other expense			39,635		58,595

			724,249		619,214

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(5,791,282)		—
Financial asset at fair value through profit or loss (under Korean IFRS 1039)			—		(40,176)
Derivative financial instruments			111,654		103,279
Loans at amortized cost			(6,721,879)		(2,711,977)
Current income tax assets			(727)		(30,882)
Deferred income tax assets			2,783		102,556
Other assets			(5,786,298)		(5,089,363)
Financial liabilities at fair value through profit or loss			932,185		—
Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)			—		(969,544)
Deposits			6,098,955		2,293,080
Deferred income tax liabilities			158,387		(58,851)
Other liabilities			2,886,844		3,712,973

		(8,109,378)		(2,688,905)

Net cash outflow from operating activities			(6,416,740)		(1,182,102)

Cash flows from investing activities
Disposal of financial asset at fair value through profit or loss			442,780		—
Acquisition of financial asset at fair value through profit or loss			(381,389)		—
Disposal of financial investments			8,632,978		6,371,310
Acquisition of financial investments			(8,965,701)		(6,524,417)
Disposal in investments in associates and joint ventures			16,095		58,079
Acquisition of investments in associates and joint ventures			(29,746)		(30,412)
Disposal of property and equipment			(397)		26
Acquisition of property and equipment			(34,540)		(29,223)
Disposal of investment property			2,405		—
Acquisition of investment property			(178)		—
Disposal of intangible assets			2,974		1,892
Acquisition of intangible assets			(44,732)		(21,769)
Net cash flows from the change in subsidiaries			73,403		(148,768)
Others			220,590		21,396

Net cash outflow from investing activities			(65,458)		(301,886)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			91,839		39,744
Net increase (decrease) in debts			1,307,311		112,687
Increase in debentures			34,989,454		27,729,936
Decrease in debentures			(32,536,578)		(27,174,064)
Increase in other payables from trust accounts			551,730		(178,872)
Disposal of treasury shares			—		3,596
Acquisition of treasury shares			(199,023)		(82,177)
Dividends paid to non-controlling interests			—		(5,156)
Others			(77,210)		11,306

Net cash inflow from financing activities			4,127,523		457,000

Effect of exchange rate changes on cash and cash equivalents			4,563		(48,371)

Net decrease in cash and cash equivalents			(2,350,112)		(1,075,359)
Cash and cash equivalents at the beginning of the period	37		8,404,898		7,414,836

Cash and cash equivalents at the end of the period	37	~~W~~	6,054,786	~~W~~	6,339,477

[1]	The consolidated statement of cash flows for the three-month period ended March 31, 2018 is prepared in accordance with Korean IFRS 1109; however, the comparative consolidated statement of cash flows for the three-month period ended March 31, 2017 was not retrospectively restated to apply Korean IFRS 1109.

The accompanying notes are an integral part of these consolidated interim financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of March 31, 2018, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018. The adoption of these amendments did not have any significant impact on the current period or any prior period and is not likely to affect future periods, with the exception of the adoption of Korean IFRS 1109 Financial Instruments discussed below.

•	Amendments to Korean IFRS 1028 Investments in Associates and joint ventures

Amendments to Korean IFRS 1028 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture.

•	Amendments to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including Property under construction, can only be made if there has been a change in use that is supported by Evidence, and provides a list of circumstances as examples.

•	Amendments to Korean IFRS 1102, Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Also, it clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.

•	Enactment of Korean IFRIC 2122, Foreign Currency Transactions and Advance Consideration

According to the enacted interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration.

•	Enactment of Korean IFRS 1109, Financial Instruments

The Group adopted Korean IFRS 1109 Financial Instruments with a date of initial application of January 1, 2018. As permitted by the transition requirements of Korean IFRS 1109, comparative periods have not been restated. The Group recognized the difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period that includes the date of initial application in the opening retained earnings (or other component of equity, as appropriate) of the annual reporting period that includes the date of initial application. Also, the Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109. For details about impacts of the adoption of this Korean IFRS, see Note 42.

•	Enactment of Korean IFRS 1115, Revenue from Contracts with Customers

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group has adopted Korean IFRS 1115, Revenue from Contracts with Customers. As permitted by the transition requirements of Korean IFRS 1115, comparative periods have not been restated. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

The Group has changed the accounting policy for their annual reporting period commencing January 1, 2018.

•	Presentation of interest income arising from financial assets measured at fair value through profit or loss

The Group previously recognized interest income arising from financial assets at fair value through profit or loss as net gains (losses) on financial assets/liabilities at fair value through profit or loss in the consolidated statements of comprehensive income. From January 1, 2018, the Group changed the accounting policy, and corresponding interest income is presented as a portion of interest income in the consolidated statements of comprehensive income.

The Group expects the change in accounting policy provides results in more relevant information. The three-month consolidated statements of comprehensive income as of March 31, 2017 has restated by adjusting classification of interest income.

The Group does not expect the change in accounting policy to have an impact on the consolidated statements of financial position, and total comprehensive income. The results and impact of the change on the three-month consolidated statements of comprehensive income as of March 31, 2018 and 2017 are as follows:

(in millions of Korean won)	2018		2017
Increase in interest income	~~W~~	164,897	~~W~~	122,637
Decrease in net Gains (losses) on financial assets/liabilities at fair value through profit or loss		(164,897)		—
Decrease in net Gains (losses) on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		(122,637)

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lease is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The classification criteria between a financial lease and an operating lease for a lessor under Korean IFRS 1116 are similar to Korean IFRS 1017.

The Group is currently in progress of analyzing the potential impact on its consolidated financial statements resulting from the application of Korean IFRS 1116.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency (Notes 3.2.1 and 3.2.2).

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group tests impairment and recognizes allowances for losses on financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations to test whether goodwill has suffered any impairment (Note 14).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. The items related to financial instruments on the consolidated financial statements were stated under Korean IFRS 1109 for the current period, and under Korean IFRS 1039 for the prior period.

The accounting policies on financial instruments were applied for current period, and comparatives are not restated retrospectively. Except for the changes related to Financial Instruments, these policies have been consistently applied to all periods presented.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. Amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between the sum of consolidated book amounts of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. Generally, if the Group holds 20% to 50% of the voting power of the investee, it is presumed that the Group has significant influence, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group jointly controls over economic activities pursuant to contractual arrangement. Decisions on financial and operating policies require unanimous consent of the parties sharing control.

Under the equity method, investments in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates and joint ventures use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income(expense)’ in the statements of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented(including comparatives) are translated at the closing rate at the end of the reporting period, unless the functional currency of the foreign operation is in hyper-inflationary economy. Income and expenses in the statement of comprehensive income presented are translated using the exchange rate at the date of the transaction. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group redistributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition:

•	minus the principal repayments

•	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount

•	or any reduction (directly or through the use of an allowance account) due to impairment or uncollectibility

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

Level 1 : quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2 : inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 : unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group writes off financial assets in its entirety or to a portion thereof when the principal and interest on the principal amount outstanding are determined to be no longer recoverable. In general, the Group considers write-off if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated. The write-off decision is made in accordance with internal regulations and may require approval from external institution, if necessary. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts of financial assets had previously written-off are recognized at profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Group as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•	debt instruments that are a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or;

•	equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in income as interest income or expense, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.5.3 Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset(the expected life of the financial asset.

One or more of the following items is deemed significant increase in credit risk. 30 days past due presumption is applicable for all consolidated subsidiaries, and other standards are selectively applied considering applicability of each subsidiary with its specific indicators. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Group determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	decline in ratings below certain level in the early warning system;

•	debt restructuring (except for impaired financial assets); and

•	credit delinquency information on Korea Federation of Banks, and etc.

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally deems one or more of the following items credit-impaired:

•	more than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of banks;

•	corporate borrowers that are rated C or D;

•	refinancing; and

•	debt restructuring.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.6.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward looking information used in calculation of expected credit loss is derived by KB Financial Group Research Institute after comprehensive consideration of a variety of factors including scenario in management planning, third party forecast, and others.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cashflows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

Lifetime expected credit loss as at the end of the reporting period is calculated by product of carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for changes in loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If hedged items are equity instruments and designated to present the change in fair value of the hedging instrument in OCI, recognized hedge ineffectiveness are presented in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve within equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Hedge of net investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1109 Financial Instruments.

3.7.5 Embedded derivatives

If a hybrid contract contains a host that is not an asset an embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance/ Straight-line	4 years
Equipment and vehicles	Declining-balance/ Straight-line	3 ~ 8 years
Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment property	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or double declining balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
VOBA	Declining-Balance	60 years
Others	Straight-line	1~10 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.10.1 Value of business acquired (VOBA)

The Group recorded value of business acquired (VOBA) as intangible assets, which are the differences between the fair value of insurance liabilities and book value calculated based on the accounting policy of the acquired company. VOBA is an estimated present value of future cash flow of long-term insurance contracts at the acquisition date. VOBA is amortized for above estimated useful life using declining balance method, the depreciation is recognized as insurance expense.

3.10.2 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.3 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.15.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, the Group records transaction using memo value when it borrows securities from Korea Securities Depository etc. The borrowed securities are treated as financial liabilities at fair value through profit and loss when the Group sells them. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit and loss.

In addition, for the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, the Group present this change in other comprehensive income, and does not recycle this other comprehensive income to profit or loss, subsequently. When this treatment create or enlarge an accounting mismatch, the Group recognizes this change as profit or loss for the current period.

3.15.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilitie. Other financial liabilities include Deposits, Debts, Debentures and others. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

In case an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowing.

The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.16 Insurance Contracts

KB Life Insurance Co., Ltd., and KB Insurance Co., Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS 1109, Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

Premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard loss ratio defined by Financial Supervisory Services and the amount using the actual underlying data that have been used in premium calculation.

Reserve for outstanding claims

Reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.16.3 Liability adequacy test

The Group assesses at each reporting period whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with Korean IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.16.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.17 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has an onerous contract, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.18 Financial Guarantee Contracts

A financial guarantee contract requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1109, Financial Instruments and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115, Revenue from Contracts with Customers.

3.19 Equity Instruments Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.19.2 Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds are classified as equity instruments and presented in equity, if the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.19.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.19.4 Hybrid financial instruments

A hybrid financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the hybrid financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest rate method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of hybrid financial instrument in entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

3.20 Revenue Recognition

The Group recognizes revenues in accordance with the following revenue recognition standard:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.20.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in statements of Comprehensive Income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid(main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.20.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. Fees which can be earned through the certain periods, including account servicing fees, investment management fees, and etc, are recognized when the related services are provided.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.20.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the condition of hedge accounting

3.20.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

3.21 Employee Compensation and Benefits

3.21.1 Post-employment benefits: defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.21.2 Post-employment benefits: defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

3.21.3 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.21.4 Share-based payment

The Group has stock option and stock grant programs to directors and employees of the Group. When the options are exercised, the Group can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.21.5 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.22 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.22.1 Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.22.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.22.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.23 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.24 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

3.25 Overlay Approach

The Group applies the overlay approach in accordance with Korean IFRS 1104, and financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying Korean IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS 1039.

•	It is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS 1104.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying Korean IFRS 1109.

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied Korean IFRS 1039.

The Group is permitted to designate eligible financial assets on an instrument-by-instrument basis for the overlay approach that asset newly meets the criterion, having previously not met.

The Group continues to apply the overlay approach to a designated financial asset until that financial asset is derecognized. However, the Group de-designates a financial asset when the financial asset no longer meets the criterion. In this case, the Group reclassifies from accumulated other comprehensive income to profit or loss as a reclassification adjustment any balance relating to that financial asset.

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and shall not subsequently apply the overlay approach.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
Financial assets
Due from financial institutions at amortized cost[2]	~~W~~	18,321,302
Financial assets at fair value through profit or loss
Due from financial institutions		329,931
Securities[1]		31,067,425
Loans		469,529
Derivatives		2,892,615
Loans at amortized cost[2]		295,334,315
Financial investments
Securities measured at fair value through other comprehensive income		32,466,961
Securities measured at amortized cost		22,280,005
Other financial assets[2]		11,740,356

		414,902,439

Off-balance sheet items
Acceptances and guarantees contracts		6,992,861
Financial guarantee contracts		3,488,020
Commitments		129,645,656

		140,126,537

	~~W~~	555,028,976

[1]	Including financial instruments indexed to gold price amounting to ~~W~~ 74,401 million and excluding puttable instruments (investment fund classified as debt securities, etc.) amounting to ~~W~~ 15,186,106 million.
[2]	Due from financial institutions, Loans and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
Financial assets
Due from financial institutions	~~W~~	17,219,661
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		25,242,193
Financial assets designated at fair value through profit or loss		1,982,224
Derivatives		3,310,166
Loans[2]		290,122,838
Financial investments
Available-for-sale financial assets		38,959,401
Held-to-maturity financial assets		18,491,980
Other financial assets[2]		10,195,015

		405,523,478

Off-balance sheet items
Acceptances and guarantees contracts		6,977,468
Financial guarantee contracts		3,683,875
Commitments		102,183,167

		112,844,510

	~~W~~	518,367,988

[1]	Including financial instruments indexed to gold amounting to ~~W~~ 73,855 million.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses in within certain range by reflecting reasonable and supportable information that which is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for loan losses provision for allowance’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it at other comprehensive income.

Loans as of March 31, 2018, are classified as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)

	March 31, 2018
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost[1]
Corporate
Grade 1	~~W~~	68,122,103	~~W~~	2,022,250	~~W~~	1,164	~~W~~	—	~~W~~	70,145,517
Grade 2		50,970,385		4,390,328		8,962		—		55,369,675
Grade 3		3,440,953		1,987,085		29,557		—		5,457,595
Grade 4		472,454		950,442		80,527		—		1,503,423
Grade 5		322,822		323,298		1,282,147		—		1,928,267

		123,328,717		9,673,403		1,402,357		—		134,404,477

Retail
Grade 1		122,470,673		4,454,359		10,881		—		126,935,913
Grade 2		8,578,967		7,350,725		13,172		—		15,942,864
Grade 3		2,001,916		1,279,754		15,910		—		3,297,580
Grade 4		551,406		317,636		28,271		—		897,313
Grade 5		20,126		347,461		451,190		—		818,777

		133,623,088		13,749,935		519,424		—		147,892,447

Credit card
Grade 1		7,170,032		154,234		—		—		7,324,266
Grade 2		4,130,962		538,945		—		—		4,669,907
Grade 3		1,499,650		1,211,621		—		—		2,711,271
Grade 4		7,263		462,241		—		—		469,504
Grade 5		11		129,674		362,596		—		492,281

		12,807,918		2,496,715		362,596		—		15,667,229

	~~W~~	269,759,723	~~W~~	25,920,053	~~W~~	2,284,377	~~W~~	—	~~W~~	297,964,153

Financial assets at fair value through profit or loss
Corporate
Grade 1	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	469,378	~~W~~	469,378
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		151		151

								469,529		469,529

	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	469,529	~~W~~	469,529

[1]	Gross carrying amount before adjusting for loss allowance.

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Loans as of December 31, 2017, is classified as follows:

(In millions of Korean won)

	December 31, 2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	144,705,621	98.93	~~W~~	129,130,466	98.76	~~W~~	14,496,109	95.34	~~W~~	288,332,196	98.67
Past due but not impaired		1,069,813	0.73		206,925	0.16		359,468	2.36		1,636,206	0.56
Impaired		495,546	0.34		1,419,851	1.08		349,270	2.30		2,264,667	0.77

		146,270,980	100.00		130,757,242	100.00		15,204,847	100.00		292,233,069	100.00

Less: Allowances[1]		(429,299)	0.29		(1,231,666)	0.94		(449,266)	2.95		(2,110,231)	0.72

Carrying amount	~~W~~	145,841,681		~~W~~	129,525,576		~~W~~	14,755,581		~~W~~	290,122,838

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	December 31, 2017
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	124,133,056	~~W~~	67,575,021	~~W~~	8,095,629	~~W~~	199,803,706
Grade 2		16,790,644		53,842,610		4,920,767		75,554,021
Grade 3		2,701,697		5,703,159		1,379,409		9,784,265
Grade 4		851,446		1,390,131		71,207		2,312,784
Grade 5		228,778		619,545		29,097		877,420

	~~W~~ 144,705,621		~~W~~ 129,130,466		~~W~~ 14,496,109		~~W~~ 288,332,196

Loans that are past due but not impaired are as follows:

(In millions of Korean won)	December 31, 2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	890,759	~~W~~	117,057	~~W~~	59,632	~~W~~	2,365	~~W~~	1,069,813
Corporate		162,668		27,065		17,192		—		206,925
Credit card		302,871		35,774		20,823		—		359,468

	~~W~~	1,356,298	~~W~~	179,896	~~W~~	97,647	~~W~~	2,365	~~W~~	1,636,206

Impaired loans are as follows:

(In millions of Korean won)	December 31, 2017
	Retail		Corporate		Credit card		Total
Loans	~~W~~	495,546	~~W~~	1,419,851	~~W~~	349,270	~~W~~	2,264,667
Allowances under
Individual assessment		(788)		(791,205)		—		(791,993)
Collective assessment		(178,337)		(90,771)		(212,729)		(481,837)

		(179,125)		(881,976)		(212,729)		(1,273,830)

	~~W~~	316,421	~~W~~	537,875	~~W~~	136,541	~~W~~	990,837

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	53,584,428	~~W~~	5,524,847	~~W~~	161,638	~~W~~	59,270,913
Deposits and savings		4,071,576		77,247		15,071		4,163,894
Property and equipment		8,224,057		543,476		38,708		8,806,241
Real estate		139,066,245		12,312,526		496,344		151,875,115

	~~W~~	204,946,306	~~W~~	18,458,096	~~W~~	711,761	~~W~~	224,116,163

(In millions of Korean won)

	December 31, 2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	17,257	~~W~~	113,551	~~W~~	209,180	~~W~~	57,828,611	~~W~~	58,168,599
Deposits and savings		11,857		5,461		40,833		4,149,157		4,207,308
Property and equipment		2,676		30,455		53,647		9,720,857		9,807,635
Real estate		189,480		282,327		688,502		148,183,907		149,344,216

	~~W~~	221,270	~~W~~	431,794	~~W~~	992,162	~~W~~	219,882,532	~~W~~	221,527,758

4.2.5 Credit risk of due from financial institutions

The credit quality of due from financial institions as of March 31, 2018, is classified as follows:

(In millions of Korean won)

	March 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost
Grade 1	~~W~~	17,864,528	~~W~~	6,308	~~W~~	—	~~W~~	—	~~W~~	17,870,835
Grade 2		67,001		—		—		—		67,001
Grade 3		357,541		—		—		—		357,541
Grade 4		27,488		—		—		—		27,488
Grade 5		—		—		—		—		—

		18,316,558		6,308		—		—		18,322,866

Due from financial institutions at fair value through profit or loss
Grade 1		—		—		—		329,931		329,931

Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		—		—		—		329,931		329,931

	~~W~~	18,316,558	~~W~~	6,308	~~W~~	—	~~W~~	329,931	~~W~~	18,652,797

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

4.2.6 Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities and others that are exposed to credit risk as of March 31, 2018, is as follows:

(In millions of Korean won)

	March 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost
Grade 1	~~W~~	22,239,490	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	22,239,490
Grade 2		38,190		—		—		—		38,190
Grade 3		4,108		—		—		—		4,108
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		22,281,788		—		—		—		22,281,788

Securities measured at fair value through other comprehensive income
Grade 1		30,591,077		29,889		—		—		30,620,966
Grade 2		1,710,959		—		—		—		1,710,959
Grade 3		94,609		7,474		—		—		102,083
Grade 4		5,774		21,822		—		—		27,596
Grade 5		5,357		—		—		—		5,357

		32,407,776		59,185		—		—		32,466,961

Securities measured at fair value through profit or loss[1]
Grade 1		650,622		305,747		—		25,282,246		26,238,615
Grade 2		339,591		—		—		3,769,296		4,108,887
Grade 3		—		—		—		188,429		188,429
Grade 4		—		—		—		198,810		198,810
Grade 5		—		—		—		258,283		258,283

		990,213		305,747		—		29,697,064		30,993,024

	~~W~~	55,679,777	~~W~~	364,932	~~W~~	—	~~W~~	29,697,064	~~W~~	85,741,773

[1]	Excluding puttable instruments (investment fund classified as debt securities, etc.) amounting to ~~W~~ 15,186,106 million,

The credit qualities of securities, excluding equity securities and others according to the credit ratings by external rating agencies as of March 31, 2018, and December 31, 2017, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2017 is as follows:

(In millions of Korean won)	December 31, 2017
Securities that are neither past due nor impaired	~~W~~	84,597,074
Impaired securities		4,869

	~~W~~	84,601,943

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2017, is as follows:

(In millions of Korean won)

	December 31, 2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	21,002,043	~~W~~	3,958,261	~~W~~	93,887	~~W~~	28,232	~~W~~	85,915	~~W~~	25,168,338
Financial assets designated at fair value through profit or loss		1,550,617		200,633		63,856		60,332		106,786		1,982,224
Available-for-sale financial assets		36,471,247		2,433,685		47,079		2,521		—		38,954,532
Held-to-maturity financial assets		18,466,624		21,113		4,243		—		—		18,491,980

	~~W~~	77,490,531	~~W~~	6,613,692	~~W~~	209,065	~~W~~	91,085	~~W~~	192,701	~~W~~	84,597,074

4.2.7 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)

	March 31, 2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	147,714,049	~~W~~	130,986,013	~~W~~	15,664,420	~~W~~	294,364,482	98.64	~~W~~	(2,595,320)	~~W~~	291,769,162
Europe		—		200,189		182		200,371	0.07		(329)		200,042
China		—		1,965,178		1,193		1,966,371	0.66		(19,329)		1,947,042
Japan		561		194,551		263		195,375	0.07		(4,121)		191,254
United States		—		1,031,686		556		1,032,242	0.34		(5,047)		1,027,195
Others		177,837		496,389		615		674,841	0.22		(5,692)		669,149

	~~W~~	147,892,447	~~W~~	134,874,006	~~W~~	15,667,229	~~W~~	298,433,682	100.00	~~W~~	(2,629,838)	~~W~~	295,803,844

[1]	The above is the Group’s loans at fair value through profit and loss or amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)

	December 31, 2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	146,149,814	~~W~~	127,298,283	~~W~~	15,200,843	~~W~~	288,648,940	98.77	~~W~~	(2,063,919)	~~W~~	286,585,021
Europe		—		192,980		310		193,290	0.07		(2,327)		190,963
China		—		1,879,030		1,458		1,880,488	0.64		(31,017)		1,849,471
Japan		539		127,009		339		127,887	0.04		(6,269)		121,618
United States		—		866,867		1,001		867,868	0.30		(1,600)		866,268
Others		120,627		393,073		896		514,596	0.18		(5,099)		509,497

	~~W~~	146,270,980	~~W~~	130,757,242	~~W~~	15,204,847	~~W~~	292,233,069	100.00	~~W~~	(2,110,231)	~~W~~	290,122,838

Details of the Group’s corporate loans by industry as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	12,462,563	9.24	~~W~~	(44,439)	~~W~~	12,418,124
Manufacturing		39,829,156	29.53		(550,392)		39,278,764
Service		56,251,960	41.71		(310,735)		55,941,225
Wholesale & Retail		15,693,640	11.64		(100,732)		15,592,908
Construction		3,180,438	2.36		(253,871)		2,926,567
Public sector		887,325	0.66		(2,908)		884,417
Others		6,568,924	4.86		(92,153)		6,476,771

	~~W~~	134,874,006	100.00	~~W~~	(1,355,230)	~~W~~	133,518,776

(In millions of Korean won)	December 31, 2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	11,093,682	8.48	~~W~~	(47,531)	~~W~~	11,046,151
Manufacturing		40,201,037	30.74		(449,439)		39,751,598
Service		54,268,271	41.50		(288,521)		53,979,750
Wholesale & Retail		15,061,632	11.52		(90,390)		14,971,242
Construction		3,021,889	2.31		(269,535)		2,752,354
Public sector		1,056,520	0.81		(15,341)		1,041,179
Others		6,054,211	4.64		(70,909)		5,983,302

	~~W~~	130,757,242	100.00	~~W~~	(1,231,666)	~~W~~	129,525,576

Types of the Group’s retail and credit card loans as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	64,216,694	39.26	~~W~~	(20,980)	~~W~~	64,195,714
General		83,675,753	51.16		(609,237)		83,066,516
Credit card		15,667,229	9.58		(644,391)		15,022,838

	~~W~~	163,559,676	100.00	~~W~~	(1,274,608)	~~W~~	162,285,068

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	64,140,941	39.72	~~W~~	(18,646)	~~W~~	64,122,295
General		82,130,039	50.86		(410,653)		81,719,386
Credit card		15,204,847	9.42		(449,266)		14,755,581

	~~W~~	161,475,827	100.00	~~W~~	(878,565)	~~W~~	160,597,262

Credit risk concentration of due from financial institutions, securities, excluding equity securities and derivative financial instruments

Details of the Group’s Credit risk concentration of due from financial institutions, securities, excluding equity securities and others, and derivative financial instruments as of March 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	18,180,690	99.22	~~W~~	(1,536)	~~W~~	18,179,154
Others		142,176	0.78		(28)		142,148

		18,322,866	100.00		(1,564)		18,321,302

Due from financial institutions at fair value through profit or loss
Banking and insurance		329,931	100.00		—		329,931

		329,931	100.00		—		329,931

Securities measured at fair value through profit or loss
Government and government funded institutions		11,481,531	37.05		—		11,481,531
Banking and insurance		13,853,763	44.70		—		13,853,763
Others		5,657,730	18.25		—		5,657,730

		30,993,024	100.00		—		30,993,024

Derivatives
Government and government funded institutions		24,289	0.84		—		24,289
Banking and insurance		2,729,077	94.35		—		2,729,077
Others		139,249	4.81		—		139,249

		2,892,615	100.00		—		2,892,615

Securities measured at fair value through other comprehensive income
Government and government funded institutions		11,134,269	34.29		—		11,134,269
Banking and insurance		17,282,208	53.23		—		17,282,208
Others		4,050,484	12.48		—		4,050,484

		32,466,961	100.00		—		32,466,961

Securities measured at amortized cost
Government and government funded institutions		10,960,062	49.19		(15)		10,960,047
Banking and insurance		9,600,328	43.09		(1,502)		9,598,826
Others		1,721,398	7.72		(266)		1,721,132

		22,281,788	100.00		(1,783)		22,280,005

	~~W~~	107,287,185		~~W~~	(3,347)	~~W~~	107,283,838

[1]	Excluding puttable instruments (investment fund classified as debt securities, etc.) amounting to ~~W~~ 15,186,106 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of the Group’s credit risk of securities, excluding equity securities, and derivative financial instruments by industry as of December 31, 2017, is as follows:

(In millions of Korean won)	December 31, 2017
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	8,345,463	33.16
Banking and insurance		11,486,321	45.64
Others		5,336,554	21.20

		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,982,224	100.00

		1,982,224	100.00

Derivative financial assets
Government and government funded institutions		12,099	0.37
Banking and insurance		3,098,350	93.60
Others		199,717	6.03

		3,310,166	100.00

Available-for-sale financial assets
Government and government funded institutions		9,498,819	24.38
Banking and insurance		23,314,336	59.84
Others		6,146,246	15.78

		38,959,401	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,449,839	45.69
Banking and insurance		6,765,593	36.59
Others		3,276,548	17.72

		18,491,980	100.00

	~~W~~	87,912,109

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Credit risk concentrations of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities and others, and derivative financial instruments by country, as of March 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	14,735,502	80.42	~~W~~	(193)	~~W~~	14,735,309
United States		1,369,008	7.47		(15)		1,368,993
Others		2,218,356	12.11		(1,356)		2,217,000

		18,322,866	100.00		(1,564)		18,321,302

Due from financial institutions at fair value through profit or loss
Korea		329,931	100.00		—		329,931

		329,931	100.00		—		329,931

Securities measured at fair value through profit or loss[1]
Korea		28,284,796	91.26		—		28,284,796
United States		995,131	3.21		—		995,131
Others		1,713,097	5.53		—		1,713,097

		30,993,024	100.00		—		30,993,024

Derivatives
Korea		1,463,566	50.60		—		1,463,566
United States		311,491	10.77		—		311,491
Others		1,117,558	38.63		—		1,117,558

		2,892,615	100.00		—		2,892,615

Securities measured at fair value through other comprehensive income
Korea		30,932,625	95.27		—		30,932,625
United States		774,641	2.39		—		774,641
Others		759,695	2.34		—		759,695

		32,466,961	100.00		—		32,466,961

Securities measured at amortized cost
Korea		20,041,674	89.95		(1,304)		20,040,370
United States		1,156,495	5.19		(140)		1,156,355
Others		1,083,619	4.86		(339)		1,083,280

		22,281,788	100.00		(1,783)		22,280,005

	~~W~~	107,287,185		~~W~~	(3,347)	~~W~~	107,283,838

[1]	Excluding puttable instruments (investment fund classified as debt securities, etc.) amounting to ~~W~~ 15,186,106 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2017, is as follows:

(In millions of Korean won)	December 31, 2017
	Amount		%
Financial assets held for trading
Korea	~~W~~	23,462,909	93.22
United States		643,249	2.56
Others		1,062,180	4.22

		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Korea		1,178,197	59.44
United States		120,000	6.05
Others		684,027	34.51

		1,982,224	100.00

Derivative financial assets
Korea		1,743,201	52.66
United States		325,909	9.85
Others		1,241,056	37.49

		3,310,166	100.00

Available-for-sale financial assets
Korea		36,705,979	94.22
United States		1,110,157	2.85
Others		1,143,265	2.93

		38,959,401	100.00

Held-to-maturity financial assets
Korea		16,243,987	87.84
United States		1,076,331	5.82
Others		1,171,662	6.34

	~~W~~	18,491,980	100.00

	~~W~~	87,912,109

Due from financial institutions, financial assets at fair value through profit or loss and derivatives that we linked to gold price are mostly relevant to financial and insurance industry with high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,217,400	~~W~~	851,791	~~W~~	327,703	~~W~~	317,715	~~W~~	124,755	~~W~~	—	~~W~~	6,839,364
Financial assets at fair value through profit or loss		48,156,244		394,185		110,595		39,723		258,474		1,062,716		50,021,937
Derivatives held for trading[2]		2,638,247		—		—		—		—		—		2,638,247
Derivatives held for fair value hedging[3]		466		12,674		12,140		24,055		10,400		40,293		100,028
Loans at amortized cost		3,393,979		28,752,663		32,778,692		100,164,953		76,375,092		97,628,153		339,093,532
Financial investments
Financial assets measured at fair value through other comprehensive income		722,894		2,879,476		2,390,957		9,530,698		17,961,487		3,300,840		36,786,352
Securities measured at amortized cost		—		835,417		1,957,660		3,294,539		8,746,484		13,695,207		28,529,307
Other financial assets		1,119		9,469,395		56,573		1,232,405		31,303		32,080		10,822,875

	~~W~~	60,130,349	~~W~~	43,195,601	~~W~~	37,634,320	~~W~~	114,604,088	~~W~~	103,507,995	~~W~~	115,759,289	~~W~~	474,831,642

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	March 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,933,597		—		—		—		—		—	~~W~~	1,933,597
Financial liabilities designated at fair value through profit or loss[2]		10,810,676		—		—		—		—		—		10,810,676
Derivatives held for trading[2]		3,225,099		—		—		—		—		—		3,225,099
Derivatives held for fair value hedging[3]		—		(2,502)		1,600		(18,047)		3,510		33		(15,406)
Deposits[4]		128,010,108		11,702,930		25,844,511		86,147,383		11,356,873		2,658,676		265,720,481
Debts		6,007,940		11,046,088		3,152,517		5,479,517		4,680,749		51,185		30,417,996
Debentures		48,819		1,876,139		5,071,220		9,379,506		31,352,542		2,266,700		49,994,926
Other financial liabilities		215,287		18,340,654		178,595		233,792		478,349		839,615		20,286,292

	~~W~~	150,251,526	~~W~~	42,963,309	~~W~~	34,248,443	~~W~~	101,222,151	~~W~~	47,872,023	~~W~~	5,816,209	~~W~~	382,373,661

Off- balance sheet items
Commitments[5]	~~W~~	129,645,656	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	129,645,656
Financial guarantee contract[6]		3,488,020		—		—		—		—		—		3,488,020

	~~W~~	133,133,676	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	133,133,676

[1]	The amounts of ~~W~~14,272,545 million, which is restricted due from the financial institutions as of March 31, 2018, is excluded.
[2]	Financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.
[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[5]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[6]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,355,289	~~W~~	1,842,808	~~W~~	319,173	~~W~~	324,703	~~W~~	357,340	~~W~~	11,462	~~W~~	9,210,775
Financial assets held for trading[2]		30,177,293		—		—		—		—		—		30,177,293
Financial assets designated at fair value through profit or loss[2]		2,050,052		—		—		—		—		—		2,050,052
Derivatives held for trading[2]		2,980,462		—		—		—		—		—		2,980,462
Derivatives held for fair value hedging[3]		559		48,093		29,693		42,163		(2,577)		52,698		170,629
Loans		3,437,020		22,062,457		30,802,580		103,782,624		75,345,756		96,863,329		332,293,766
Available-for-sale financial assets[4]		10,063,251		1,580,946		2,311,652		11,655,746		20,322,800		7,567,341		53,501,736
Held-to-maturity financial assets		—		658,856		493,420		3,217,345		6,890,530		13,247,255		24,507,406
Other financial assets		8,416		7,934,856		52,757		1,305,410		43,433		16,532		9,361,404

	~~W~~	55,072,342	~~W~~	34,128,016	~~W~~	34,009,275	~~W~~	120,327,991	~~W~~	102,957,282	~~W~~	117,758,617	~~W~~	464,253,523

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss[2]		10,078,288		—		—		—		—		—		10,078,288
Derivatives held for trading[2]		3,050,471		—		—		—		—		—		3,050,471
Derivatives held for fair value hedging[3]		404		3,740		(4,715)		(19,705)		(7,143)		244		(27,175)
Deposits[5]		127,035,944		12,365,158		23,236,756		82,586,445		11,473,834		2,667,969		259,366,106
Debts		5,957,108		10,024,019		3,741,022		5,724,453		4,409,543		599,680		30,455,825
Debentures		40,655		1,015,298		3,020,683		9,644,135		29,611,835		3,245,342		46,577,948
Other financial liabilities		200,082		14,060,432		145,538		229,873		342,397		965,929		15,944,251

	~~W~~	148,307,722	~~W~~	37,468,647	~~W~~	30,139,284	~~W~~	98,165,201	~~W~~	45,830,466	~~W~~	7,479,164	~~W~~	367,390,484

Off- balance sheet items
Commitments[6]	~~W~~	102,183,167	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	102,183,167
Financial guarantee contract[7]		3,683,875		—		—		—		—		—		3,683,875

	~~W~~	105,867,042	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	105,867,042

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

[1]	The amounts of ~~W~~ 10,669,956 million, which are restricted due from the financial institutions as of December 31, 2017, is excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘on demand’ category as most are available for sale at any time. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘on demand’ category because payments will be made upon request
[7]	The financial guarantee contracts are included under the ‘on demand’ category as payments will be made upon request

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	March 31, 2018
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(25)	~~W~~	(181)	~~W~~	(1,084)	~~W~~	7,058	~~W~~	18	~~W~~	5,786
Cash flow to be received of gross-settlement derivatives		240,089		264,852		614,457		1,687,156		6,694		2,813,248
Cash flow to be paid of gross-settlement derivatives		(239,751)		(256,231)		(616,072)		(1,671,268)		(6,695)		(2,790,017)

(In millions of Korean won)
	December 31, 2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(224)	~~W~~	(1,556)	~~W~~	(3,044)	~~W~~	(442)	~~W~~	16	~~W~~	(5,250)
Cash flow to be received of gross-settled derivatives		196,795		298,108		745,490		1,404,317		—		2,644,710
Cash flow to be paid of gross-settled derivatives		(188,698)		(285,397)		(698,054)		(1,324,504)		—		(2,496,653)

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Financial information by business segment for the three-month period ended March 31, 2018, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	553,029	~~W~~	796,147	~~W~~	289,341	~~W~~	1,638,517	~~W~~	289,182	~~W~~	339,878	~~W~~	370,914	~~W~~	29,121	~~W~~	115,780	~~W~~	—	~~W~~	2,783,392
Intra-segment operating revenues(expenses)		9,422		—		44,526		53,948		1,417		(1,572)		(49,038)		(6,379)		49,857		(48,233)		—

	~~W~~	562,451	~~W~~	796,147	~~W~~	333,867	~~W~~	1,692,465	~~W~~	290,599	~~W~~	338,306	~~W~~	321,876	~~W~~	22,742	~~W~~	165,637	~~W~~	(48,233)	~~W~~	2,783,392

Net interest income		640,054		707,847		117,395		1,465,296		123,802		145,617		284,034		46,868		75,775		2,394		2,143,786
Interest income		960,209		1,063,537		285,630		2,309,376		185,780		145,671		354,536		46,875		155,402		(2,873)		3,194,767
Interest expense		(320,155)		(355,690)		(168,235)		(844,080)		(61,978)		(54)		(70,502)		(7)		(79,627)		5,267		(1,050,981)
Net fee and commission income		67,897		179,122		98,426		345,445		180,347		(34,493)		63,905		(3,110)		77,549		(721)		628,922
Fee and commission income		86,938		199,261		121,519		407,718		211,070		361		508,302		145		91,415		(74,874)		1,144,137
Fee and commission expense		(19,041)		(20,139)		(23,093)		(62,273)		(30,723)		(34,854)		(444,397)		(3,255)		(13,866)		74,153		(515,215)
Net insurance income (expenses)		—		—		—		—		—		179,423		4,871		(36,504)		—		846		148,636
Insurance income		—		—		—		—		—		2,700,765		8,445		309,974		—		(11,396)		3,007,788
Insurance expenses		—		—		—		—		—		(2,521,342)		(3,574)		(346,478)		—		12,242		(2,859,152)
Net gains (losses) on financial instruments at fair value through profit or loss		(11,787)		—		(1,690)		(13,477)		(11,121)		57,409		7,837		16,626		28,165		(9,840)		75,599
Net other operating income (expense)		(133,713)		(90,822)		119,736		(104,799)		(2,429)		(9,650)		(38,771)		(1,138)		(15,852)		(40,912)		(213,551)
General and administrative expenses		(219,214)		(472,421)		(155,802)		(847,437)		(177,773)		(206,188)		(112,317)		(15,779)		(66,755)		34,545		(1,391,704)
Operating profit before Provision for credit losses		343,237		323,726		178,065		845,028		112,826		132,118		209,559		6,963		98,882		(13,688)		1,391,688
Provision (reversal) for credit losses		(6,845)		(32,276)		8,325		(30,796)		(286)		(2,801)		(108,292)		219		(22,436)		(145)		(164,537)
Net operating income		336,392		291,450		186,390		814,232		112,540		129,317		101,267		7,182		76,446		(13,833)		1,227,151
Share of profit of associates and joint ventures		—		—		11,474		11,474		(313)		—		(296)		—		249		(2,844)		8,270
Net other non-operating income (expense)		(178)		—		112,920		112,742		(1,019)		4,530		(2,385)		4		239		(6,114)		107,997
Segment profits before income tax		336,214		291,450		310,784		938,448		111,208		133,847		98,586		7,186		76,934		(22,791)		1,343,418
Income tax expense		(89,860)		(77,134)		(81,247)		(248,241)		(32,357)		(38,925)		(26,887)		(2,479)		(25,394)		(746)		(375,029)
Profit for the year		246,354		214,316		229,537		690,207		78,851		94,922		71,699		4,707		51,540		(23,537)		968,389
Profit attributable to shareholders of the parent company		246,354		214,316		229,537		690,207		78,849		94,823		71,699		4,707		51,403		(23,456)		968,232
Profit attributable to non-controlling interests		—		—		—		—		2		99		—		—		137		(81)		157
Total assets[1]		121,084,636		130,500,041		90,056,515		341,641,192		39,738,085		32,918,223		17,838,793		9,103,976		38,534,576		(28,156,979)		451,617,866
Total liabilities[1]		113,042,178		149,008,127		54,367,608		316,417,913		35,388,596		29,699,815		14,076,403		8,589,260		16,220,807		(2,405,446)		417,987,348

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Financial information by business segment for the three-month period ended March 31, 2017, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	395,380	~~W~~	467,711	~~W~~	721,218	~~W~~	1,584,309	~~W~~	255,930	~~W~~	328,473	~~W~~	49,771	~~W~~	90,472	~~W~~	—	~~W~~	2,308,955
Intra-segment operating revenues (expenses)		(4,676)		—		41,572		36,896		3,936		(35,906)		(11,768)		43,665		(36,823)		—

	~~W~~	390,704	~~W~~	467,711	~~W~~	762,790	~~W~~	1,621,205	~~W~~	259,866	~~W~~	292,567	~~W~~	38,003	~~W~~	134,137	~~W~~	(36,823)	~~W~~	2,308,955

Net interest income		589,016		630,619		83,301		1,302,936		147,304		262,072		53,608		80,336		2,734		1,848,990
Interest income		831,788		947,830		231,709		2,011,327		194,756		323,626		53,615		143,891		(768)		2,726,447
Interest expense		(242,772)		(317,211)		(148,408)		(708,391)		(47,452)		(61,554)		(7)		(63,555)		3,502		(877,457)
Net fee and commission income		63,311		168,490		77,305		309,106		114,447		44,032		(732)		57,901		(4,116)		520,638
Fee and commission income		76,147		174,196		116,217		366,560		133,957		443,509		17		66,984		(71,949)		939,078
Fee and commission expense		(12,836)		(5,706)		(38,912)		(57,454)		(19,510)		(399,477)		(749)		(9,083)		67,833		(418,440)
Net insurance income(expenses)		—		—		—		—		—		5,393		(33,128)		—		7,938		(19,797)
Insurance income		—		—		—		—		—		8,949		259,650		—		—		268,599
Insurance expenses		—		—		—		—		—		(3,556)		(292,778)		—		7,938		(288,396)
Net gains/(losses) on financial instruments at fair value through profit or loss		(1,755)		—		(39,902)		(41,657)		155,263		—		2,510		1,354		1,179		118,649
Net other operating income (expense)		(259,867)		(331,398)		642,085		50,820		(157,148)		(18,930)		15,745		(5,454)		(44,558)		(159,525)
General and administrative expenses		(122,241)		(263,211)		(454,068)		(839,520)		(164,549)		(97,137)		(22,099)		(65,932)		22,016		(1,167,221)
Operating profit before Provision for credit losses		268,463		204,500		308,722		781,685		95,317		195,430		15,904		68,205		(14,807)		1,141,734
Provision (reversal) for credit losses		(118,153)		(32,847)		3,980		(147,020)		(13,489)		(86,532)		341		(8,280)		86		(254,894)
Net operating income		150,310		171,653		312,702		634,665		81,828		108,898		16,245		59,925		(14,721)		886,840
Share of profit of associates		—		—		9,599		9,599		(106)		(72)		—		41,503		1,526		52,450
Net other non-operating income (expense)		2,023		—		25,866		27,889		5,721		(3,457)		7		173		(4,365)		25,968
Segment profits before income tax		152,333		171,653		348,167		672,153		87,443		105,369		16,252		101,601		(17,560)		965,258
Income tax expense		(37,713)		(41,540)		70,561		(8,692)		(23,663)		(22,099)		(3,395)		(18,610)		(1,210)		(77,669)
Profit for the year		114,620		130,113		418,728		663,461		63,780		83,270		12,857		82,991		(18,770)		887,589
Profit attributable to shareholders of the Parent Company		114,620		130,113		418,728		663,461		63,780		83,270		12,857		65,503		(18,770)		870,101
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		17,488		—		17,488
Total assets[1]		117,904,269		129,438,168		82,423,490		329,765,927		37,351,680		17,658,310		9,125,741		69,791,531		(26,907,580)		436,785,609
Total liabilities[1]		102,224,405		147,870,309		54,347,779		304,442,493		32,936,024		13,616,481		8,586,328		44,266,168		(1,106,714)		402,740,780

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)
	2018		2017
Banking service	~~W~~	1,638,517	~~W~~	1,584,309
Securities service		289,182		255,930
Non-life Insurance service		339,878		—
Credit card service		370,914		328,473
Life insurance service		29,121		49,771
Other service		115,780		90,472

	~~W~~	2,783,392	~~W~~	2,308,955

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2018 and 2017, and major non-current assets as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	2018		2017		March 31, 2018		December 31, 2017
	Revenues from external customers				Major non-current assets
Domestic	~~W~~	2,740,200	~~W~~	2,292,088	~~W~~	7,428,289	~~W~~	7,472,597
United States		11,486		2,001		359,938		363,330
New Zealand		1,523		1,423		50		57
China		14,544		6,696		4,913		4,585
Cambodia		2,113		1,718		1,646		1,753
United Kingdom		3,340		2,445		451		319
Others		10,186		2,584		42,219		78,142
Intra-group adjustment		—		—		70,755		72,455

	~~W~~	2,783,392	~~W~~	2,308,955	~~W~~	7,908,261	~~W~~	7,993,238

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	21,044,991	~~W~~	21,043,040
Financial assets at fair value through profit or loss		48,526,458		48,526,458
Due from financial institutions		329,931		329,931
Debt securities		46,179,130		46,179,130
Equity securities		1,473,467		1,473,467
Loans		469,529		469,529
Others		74,401		74,401
Derivatives held for trading		2,638,247		2,638,247
Derivatives held for hedging		254,368		254,368
Loans at amortized cost		295,334,315		295,476,276
Securities measured at amortized cost		22,280,005		22,013,074
Financial assets measured at fair value through other comprehensive income		34,904,239		34,904,239
Debt securities		32,466,961		32,466,961
Equity securities		2,437,278		2,437,278
Others		11,740,356		11,740,356

	~~W~~	436,722,979	~~W~~	436,596,058

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,933,597	~~W~~	1,933,597
Financial liabilities designated at fair value through profit or loss		10,810,676		10,810,676
Derivatives held for trading		3,200,211		3,200,211
Derivatives held for hedging		145,135		145,135
Deposits		261,871,146		262,422,349
Debts		30,082,554		30,071,809
Debentures		47,355,566		47,502,782
Other financial liabilities		22,700,021		22,662,302

	~~W~~	378,098,906	~~W~~	378,748,861

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	19,817,825	~~W~~	19,805,138
Financial assets held for trading		30,177,293		30,177,293
Debt securities		25,168,338		25,168,338
Equity securities		4,935,100		4,935,100
Others		73,855		73,855
Financial assets designated at fair value through profit or loss		2,050,052		2,050,052
Debt securities		368,820		368,820
Equity securities		67,828		67,828
Derivative-linked securities		1,613,404		1,613,404
Derivatives held for trading		2,998,042		2,998,042
Derivatives held for hedging		312,124		312,124
Loans		290,122,838		289,807,038
Available-for-sale financial assets		48,116,263		48,116,263
Debt securities		38,959,401		38,959,401
Equity securities		9,156,862		9,156,862
Held-to-maturity financial assets		18,491,980		18,483,065
Other financial assets		10,195,015		10,195,015

	~~W~~	422,281,432	~~W~~	421,944,030

Financial liabilities
Financial liabilities held for trading	~~W~~	1,944,770	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss		10,078,288		10,078,288
Derivatives held for trading		3,054,614		3,054,614
Derivatives held for hedging		88,151		88,151
Deposits		255,800,048		256,222,490
Debts		28,820,928		28,814,801
Debentures		44,992,724		44,400,325
Other financial liabilities		18,330,004		18,328,276

	~~W~~	363,109,527	~~W~~	362,931,715

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Derivatives and Financial instruments at fair value through profit or loss

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

6.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	281,793	~~W~~	48,138	~~W~~	329,931
Debt securities		10,076,052		29,613,103		6,489,975		46,179,130
Equity securities		978,709		118,762		375,996		1,473,467
Loans		—		334,073		135,456		469,529
Others		74,401		—		—		74,401

		11,129,162		30,347,731		7,049,565		48,526,458

Derivatives held for trading		89,641		2,458,379		90,227		2,638,247
Derivatives held for hedging		—		253,857		511		254,368

Financial assets measured at fair value through other comprehensive income
Debt securities		8,408,795		24,058,166		—		32,466,961
Equity securities		1,177,005		66,654		1,193,619		2,437,278

		9,585,800		24,124,820		1,193,619		34,904,239

	~~W~~	20,804,603	~~W~~	57,184,787	~~W~~	8,333,922	~~W~~	86,323,312

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,933,597	~~W~~	—	~~W~~	—	~~W~~	1,933,597
Financial liabilities designated at fair value through profit or loss		882		1,753,041		9,056,753		10,810,676
Derivatives held for trading		357,064		2,656,369		186,778		3,200,211
Derivatives held for hedging		—		145,135		—		145,135

	~~W~~	2,291,543	~~W~~	4,554,545	~~W~~	9,243,531	~~W~~	16,089,619

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,814,921	~~W~~	17,353,417	~~W~~	—	~~W~~	25,168,338
Equity securities		2,340,497		2,594,603		—		4,935,100
Others		73,855		—		—		73,855

		10,229,273		19,948,020		—		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities		—		66,969		301,851		368,820
Equity securities		—		—		67,828		67,828
Derivative-linked securities		—		668,739		944,665		1,613,404

		—		735,708		1,314,344		2,050,052

Derivatives held for trading		80,678		2,720,285		197,079		2,998,042
Derivatives held for hedging		—		311,349		775		312,124

Available-for-sale financial assets[1]
Debt securities		10,446,001		28,464,019		49,381		38,959,401
Equity securities		1,550,766		1,789,501		5,816,595		9,156,862

		11,996,767		30,253,520		5,865,976		48,116,263

	~~W~~	22,306,718	~~W~~	53,968,882	~~W~~	7,378,174	~~W~~	83,653,774

Financial liabilities
Financial liabilities held for trading	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss		843		1,389,553		8,687,892		10,078,288
Derivatives held for trading		272,766		2,717,862		63,986		3,054,614
Derivatives held for hedging		—		88,081		70		88,151

	~~W~~	2,218,379	~~W~~	4,195,496	~~W~~	8,751,948	~~W~~	15,165,823

[1]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~116,629 as of December 31, 2017 , respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of March 31, 2018 and December 31, 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)
	March 31, 2018
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	281,793	DCF Model	Discount rate, Projected cash flow
Debt securities		29,613,103	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset Index, Discount rate, Volatility and others
Equity securities		118,762	DCF Model	Interest rate, Discount rate and others

Loans		334,073	DCF Model	Interest rate, Discount rate and others

		30,347,731

Derivatives held for trading		2,458,379	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		253,857	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		24,058,166	DCF Model, Option model	Discount rate, Underlying asset Index, Volatility, Interest rate

Equity securities		66,654	DCF Model	Discount rate, Volatility and others

		24,124,820

	~~W~~	57,184,787

Financial liabilities
Financial liabilities designated at fair value through profit or loss		1,753,041	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		2,656,369	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model , Option Valuation Model and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others

Derivatives held for hedging		45,135	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,554,545

(In millions of Korean won)
	December 31, 2017
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	17,353,417	DCF Model, option model	Underlying asset Index, Discount rate, Volatility
Equity securities		2,594,603	DCF Model, Net Asset Value, Option Model	Underlying asset Index, Volatility, Discount rate, Fair value of underlying asset

		19,948,020

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Financial assets designated at fair value through profit or loss
Debt securities		66,969	DCF Model, Hull and White Model,	Discount rate, Volatility
Derivative-linked securities		668,739	DCF Model, Closed Form, Monte Carlo Simulation, Option Model	Underlying asset Index, Discount rate, Volatility

		735,708

Derivatives held for trading		2,720,285	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and Others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Dividend rate and others
Derivatives held for hedging		311,349	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		28,464,019	DCF Model, option model, Net Asset Value	Discount rate
Equity securities		1,789,501	DCF Model, Option Model, Net Asset Value	Discount rate, Fair value of underlying asset

		30,253,520

	~~W~~	53,968,882

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative-linked securities	~~W~~	1,389,553	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility

		1,389,553

Derivatives held for trading		2,717,862	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model , Option Valuation Model and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		88,081	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,195,496

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of March 31, 2018 and December 31, 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	March 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,904,657	~~W~~	16,655,006	~~W~~	1,483,377	~~W~~	21,043,040
Loans at amortized cost		—		505,497		294,970,779		295,476,276
Securities measured at amortized cost		6,824,057		15,189,017		—		22,013,074
Other financial assets[2]		—		—		11,740,356		11,740,356

	~~W~~	9,728,714	~~W~~	32,349,520		\308,194,512		\350,272,746

Financial liabilities
Deposits[1]	~~W~~	—		\127,830,802		\134,591,547		\262,422,349
Debts[3]		—		731,170		29,340,639		30,071,809
Debentures		—		43,685,809		3,816,973		47,502,782
Other financial liabilities[4]		—		—		22,662,302		22,662,302

	~~W~~	—		\172,247,781		\190,411,461		\362,659,242

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~11,740,356 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of March 31, 2018.
[3]	Debts of ~~W~~33,917 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of March 31, 2018.
[4]	Other financial liabilities of ~~W~~22,212,296 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of March 31, 2018

(In millions of Korean won)	December 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,754,086	~~W~~	15,281,705	~~W~~	1,769,347	~~W~~	19,805,138
Loans		—		569,625		289,237,413		289,807,038
Held-to-maturity financial assets		4,825,393		13,653,429		4,243		18,483,065
Other financial assets[2]		—		—		10,195,015		10,195,015

	~~W~~	7,579,479	~~W~~	29,504,759	~~W~~	301,206,018	~~W~~	338,290,256

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	125,154,284	~~W~~	131,068,206	~~W~~	256,222,490
Debts[3]		—		853,615		27,961,186		28,814,801
Debentures		—		41,058,076		3,342,249		44,400,325
Other financial liabilities[4]		—		—		18,328,276		18,328,276

	~~W~~	—	~~W~~	167,065,975	~~W~~	180,699,917	~~W~~	347,765,892

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~10,195,015 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

[3]	Debts of ~~W~~19,820 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.
[4]	Other financial liabilities of ~~W~~17,882,909 million included in Level 3 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	505,497	DCF Model	Discount rate
Securities measured at amortized cost		15,189,017	DCF Model	Discount rate
Financial liabilities
Debts		697,253	DCF Model	Discount rate
Debentures		43,685,809	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2017
	Fair value		Valuation technique	Inputs
Financial assets
Loans	~~W~~	569,625
Held-to-maturity financial assets		13,653,429	DCF Model	Discount rate
Financial liabilities
Debts		833,795	DCF Model	Discount rate
Debentures		41,058,076	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	March 31, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,483,377	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		294,970,779	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	296,454,156

Financial liabilities
Deposits	~~W~~	134,591,547	DCF Model	Other spread, Prepayment rate, Interest rates, , Early termination ratio
Debts		29,340,639	DCF Model	Other spread, Interest rates
Debentures		3,816,973	DCF Model	Other spread, Implied default probability, Interest rates
Other financial liabilities		450,006	DCF Model	Other spread, Interest rates

	~~W~~	168,199,165

(In millions of Korean won)
	December 31, 2017
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,769,347	DCF Model	Credit spread, Other spread, Interest rates
Loans		289,237,413	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates
Held-to-maturity financial assets		4,243	DCF Model	Interest rates

	~~W~~	291,011,003

Financial liabilities
Deposits	~~W~~	131,068,206	DCF Model	Other spread, Prepayment rate, Interest rates
Debts		27,961,186	DCF Model	Other spread, Interest rates
Debentures		3,342,249	DCF Model	Other spread, Implied default probability, Interest rates
Other financial liabilities		445,367	DCF Model	Other spread, Interest rates

	~~W~~	162,817,008

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018

	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning[2]	~~W~~	48,243	~~W~~	6,114,932	~~W~~	133,309	~~W~~	1,187,218	~~W~~	(8,687,892)	~~W~~	96,354	~~W~~	705
Total gains or losses
- Profit or loss		152		154,030		1,147		—		123,092		(123,207)		118
- Other comprehensive income		(257)		(8,631)		—		3,666		4,826		—		—
Purchases		—		936,637		6,000		3,215		—		500		—
Sales		—		(326,569)		(5,000)		(480)		—		(44,810)		—
Issues		—		—		—		—		(3,202,157)		(25,793)		—
Settlements		—		—		—		—		2,705,378		405		(312)
Transfers into Level 3[1]		—		1,171		—		—		—		—		—
Transfers out of Level 3[1]		—		(5,599)		—		—		—		—		—

Ending	~~W~~	48,138	~~W~~	6,875,971	~~W~~	135,456	~~W~~	1,193,619	~~W~~	(9,056,753)	~~W~~	(96,551)	~~W~~	511

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Restated based on Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277
Total gains or losses
- Profit or loss		18,389		(4,666)		(424,671)		242,427		112
- Other comprehensive income		—		5,654		—		(1,641)		—
Purchases		328,287		186,873		—		(12,347)		—
Sales		(257,039)		(75,239)		—		(79,347)		—
Issues		—		—		(3,064,383)		—		—
Settlements		(55,409)		—		3,233,916		—		—
Transfers into Level 3[1]		—		1,142		—		—		—
Transfers out of Level 3[1]		—		(1,922)		—		—		—

Ending	~~W~~	797,500	~~W~~	3,184,134	~~W~~	(8,052,277)	~~W~~	84,182	~~W~~	1,389

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income (loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	155,056	~~W~~	118	~~W~~	158
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		169,609		61		158

(In millions of Korean won)	2017
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income (loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(163,855)	~~W~~	(4,554)	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(100,327)		(5,980)		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~48,138	DCF Model, Option Model	Volatility of the underlying asset	12.36 ~ 27.23	The higher the volatility, the higher the fairvalue fluctuation
			Correlation between underlying asset	9.79	The higher the correlation, the higher the fair value fluctuation
Debt securities	6,489,975	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model and others	Volatility of the underlying asset	-10.00 ~ 37.26	The higher the volatility, the higher the fair value fluctuation
			Value of property	-1.00 ~ 1.00	The higher the value of prooerty , the higher the fair value
			Market interest rate	2.57 ~ 11.53	The lower the market interest rate, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation between underlying asset	9.78 ~ 90	The higher the correlation, the higher the fair value fluctuation
			Discount rate	0 ~ 4.45	The lower the discount rate, the higher the fair value
Equity securities	375,996

Discounted cash flows to equity, Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, One Factor Hull-White model, Dividend Discount Model, Usage of past transactions and others

			Growth rate	-1.00 ~ 1.00	The higher the growth rate, the higher the fair value
			Discount rate	-1.00 ~ 20.51	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Volatility	4.95 ~ 27.23	The higher the volatility, the higher the fair value
			Correlation	9.78 ~ 90.00	The higher the Correlation, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Market interest rate	2.57 ~ 11.53	The lower the market interest rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Loans	135,456	Tree Model	Stock price, Volatility of the stock price	12.16 ~ 39.43	The higher the volatility, the higher the fair value
Derivatives held for trading Stock and index	56,594	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	2.00 ~ 46.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	24 ~ 68.00	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	33,633	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation	Loss given default	0.37	The higher the loss given default, the lower the fair value
			Volatility of the underlying asset	8.00 ~ 48.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-13.14 ~ 90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging Interest rate 511		DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	2.47	The higher the volatility, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income Equity securities	1,193,619	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model	Growth rate	-1.00 ~ 2.2	The higher the growth rate, the higher the fair value
			Discount rate	-1.00 ~ 17.12	The lower the discount rate, the higher the fair value
			Volatility of the interest rate	17.95 ~ 23.80	The higher the volatility, the higher the fair value fluctuation
	~~W~~8,333,922

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~9,056,753	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 233.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-13.00 ~ 90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading Stock and index	78,621	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	2.00 ~ 31.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	3.00 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Others	108,157	Monte Carlo Simulation, Hull and White Model, Tree Model, DCF Model, Closed form fomula	Volatility of the stock price	18.69	The higher the volatility, the higher the fair value fluctuation
			Volatility	1.00 ~ 233.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	5.00 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
			Discount rate	2.53 ~ 2.65	The lower the discount rate, the higher the fair value
~~W~~9,243,531

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	301,851	Tree Model, DCF Model, Hull and White Model	Volatility of the underlying asset	9.96 ~ 29.53	The higher the volatility, the higher the fair value fluctuation
Equity securities		67,828	Tree Model	Volatility of the underlying asset	11.45 ~ 24.01	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		944,665	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model, Option Model, Tree Model	Volatility of the underlying asset	10.00 ~ 30.07	The higher the volatility, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying assets	8.27 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading Stock and index		138,972	DCF Model, FDM, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	1.00 ~ 39.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	3.00 ~ 67.00	The higher the value of correlation, the higher the fair value fluctuation
Currency, Interest rate and others		58,107	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model, Option Model	Loss given default	0.56	The higher the loss given default, the lower the fair value
				Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	3.00 ~ 51.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.00 ~ 90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging Interest rate		775	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	3.02	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets Debt securities		49,381	DCF Model, Option Model, Net asset value method, Market approach	Discount rate	2.57 ~ 11.08	The lower the discount rate, the higher the fair value
				Volatility	15.26 ~ 30.07	The Volatility is different for each item
				Correlation between underlying assets	48.82 ~ 82.16	The coefficient of correlation is different for each item
				Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Equity securities		5,816,595

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Net asset value method, Discounted cash flows to equity, Income approach, Market approach, One Factor Hull-White Model, Usage of past transactions, Cost methods, Asset value approach, Tree Model, Net asset value Valuation and others

				Growth rate	-1.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	-1.00 ~ 52.68	The lower the discount rate, the higher the fair value
				Asset value	-1.00 ~ 1.00	The higher the asset value, the higher the fair value
				Correlation between underlying assets	48.82 ~ 82.16	The coefficient of correlation is different for each item
				Volatility	15.26 ~ 30.07	The volatility is different for each item
	~~W~~	7,378,174

Financial liabilities
Financial liabilities designated at fair value through profit or loss Derivative-linked securities	~~W~~	8,687,892	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.42 ~ 90.24	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading Stock and index		14,796	DCF Model, Closed Form, Monte Carlo Simulation, FDM	Volatility of the underlying asset	1.00 ~ 33.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	7.00 ~ 67.00	The higher the correlation, the higher the fair value fluctuation
Others		49,190	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Option Model	Volatility of the stock price	15.84	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.57 ~ 2.69	The lower the discount rate, the higher the fair value
				Volatility of the underlying asset	1.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	25.00 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging Interest rate		70	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	2.64	The higher the volatility, the higher the fair value fluctuation

	~~W~~	8,751,948

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	March 31, 2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	~~W~~	49	~~W~~	(48)	~~W~~	—	~~W~~	—
Debt securities		44,864		(36,758)		—		—
Equity securities[4]		9,116		(7,763)		—		—
Loans		71		(53)		—		—
Derivatives held for trading[2]		23,865		(24,760)		—		—
Derivatives held for hedging		—		—		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities[3]		—		—		105,637		(57,490)

	~~W~~	77,965	~~W~~	(69,382)	~~W~~	105,637	~~W~~	(57,490)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	80,931	~~W~~	(83,707)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		57,311		(55,302)		—		—
Derivatives held for hedging[2]		—		—		—		—

	~~W~~	138,242	~~W~~	(139,009)	~~W~~	—	~~W~~	—

[1]	For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

[3]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

(In millions of Korean won)	December 31, 2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	3,220	~~W~~	(2,563)	~~W~~	—	~~W~~	—
Equity securities		654		(626)		—		—
Derivative-linked securities		6,906		(6,820)		—		—
Derivatives held for trading[2]		25,616		(28,488)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		205		(51)
Equity securities[4]		—		—		126,916		(71,396)

	~~W~~	36,396	~~W~~	(38,497)	~~W~~	127,121	~~W~~	(71,447)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	40,020	~~W~~	(36,757)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		11,091		(10,827)		—		—
Derivatives held for hedging[2]		2		(2)		—		—

	~~W~~	51,113	~~W~~	(47,586)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Balance at the beginning of the period	~~W~~	22,814	~~W~~	39,033
New transactions and others		23,237		10,236
Changes during the period		(23,940)		(21,664)

Balance at the end of the period	~~W~~	22,111	~~W~~	27,605

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)
	March 31, 2018
	Financial instruments at fair value through profit or loss		Financial instruments measured at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	21,044,991	~~W~~	—	~~W~~	21,044,991
Financial assets at fair value through profit or loss		48,526,458		—		—		—		48,526,458
Derivatives		2,638,247		—		—		254,368		2,892,615
Loans at amortized cost		—		—		295,334,315		—		295,334,315
Financial investments		—		34,904,239		22,280,005		—		57,184,244
Other financial assets		—		—		11,740,356		—		11,740,356

	~~W~~	51,164,705	~~W~~	34,904,239	~~W~~	350,399,667	~~W~~	254,368	~~W~~	436,722,979

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)
	March 31, 2018
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,933,597	~~W~~	10,810,676	~~W~~	—	~~W~~	—	~~W~~	12,744,273
Derivatives		3,200,211		—		—		145,135		3,345,346
Deposits		—		—		261,871,146		—		261,871,146
Debts		—		—		30,082,554		—		30,082,554
Debentures		—		—		47,355,566		—		47,355,566
Other financial liabilities		—		—		22,700,021		—		22,700,021

	~~W~~	5,133,808	~~W~~	10,810,676	~~W~~	362,009,287	~~W~~	145,135	~~W~~	378,098,906

(In millions of Korean won)
	December 31, 2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19,817,825	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,817,825
Financial assets at fair value through profit or loss		30,177,293		2,050,052		—		—		—		—		32,227,345
Derivatives		2,998,042		—		—		—		—		312,124		3,310,166
Loans		—		—		290,122,838		—		—		—		290,122,838
Financial investments		—		—		—		48,116,263		18,491,980		—		66,608,243
Other financial assets		—		—		10,195,015		—		—		—		10,195,015

	~~W~~	33,175,335	~~W~~	2,050,052	~~W~~	320,135,678	~~W~~	48,116,263	~~W~~	18,491,980	~~W~~	312,124	~~W~~	422,281,432

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)
	December 31, 2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,944,770	~~W~~	10,078,288	~~W~~	—	~~W~~	—	~~W~~	12,023,058
Derivatives		3,054,614		—		—		88,151		3,142,765
Deposits		—		—		255,800,048		—		255,800,048
Debts		—		—		28,820,928		—		28,820,928
Debentures		—		—		44,992,724		—		44,992,724
Other financial liabilities		—		—		18,330,004		—		18,330,004

	~~W~~	4,999,384	~~W~~	10,078,288	~~W~~	347,943,704	~~W~~	88,151	~~W~~	363,109,527

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

7. Due from Financial Institutions at amortized cost

Details of due from financial institutions as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	March 31, 2018		December 31, 2017
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.54	~~W~~	11,886,295	~~W~~	8,511,295
	Due from financial institutions	KEB Hana Bank and others	0.00 ~ 2.60		1,527,067		2,267,778
	Due from others	Kyobo Securities Co., Ltd. and others	0.00 ~ 1.00		563,553		3,377,102

					13,976,915		14,156,175

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Bank of Korea and others	—		2,661,388		1,670,935
	Time deposits in foreign currencies	AOZORA BANK and others	0.00 ~ 9.00		858,379		775,917
	Due from others	Societe Generale and others	—		826,184		616,634

					4,345,951		3,063,486

				~~W~~	18,322,866	~~W~~	17,219,661

Restricted cash from financial institutions as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		Financial Institutions	March 31, 2018	December 31, 2017	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~11,886,295	~~W~~8,511,295	Bank of Korea Act
	Due from Banking institution	Citi Bank Korea and others	594,532	572,132	Deposits related to securitization
	Due from others	NH investment & Securities Co., Ltd. and others	417,520	371,398	Market entry deposit and others

			12,898,347	9,454,825

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Bank of Korea and others	589,661	619,130	Bank of Korea Act and others
	Time deposits in foreign currencies	China Construction Bank NY Branch and others	29,853	29,650	Bank Act of the State of New York
	Due from others	Societe Generale and others	748,276	509,484	Derivatives margin account and others

			1,367,790	1,158,264

			~~W~~14,266,137	~~W~~10,613,089

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the three-month periods ended March 31, 2018, are as follows:

(In millions of Korean won)
	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	1,759	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal				—		—
Provision (reversal) for loan losses		(267)		—		—
Others (change of currency ratio, etc.)		73		—		—
Ending	~~W~~	1,564	~~W~~	—	~~W~~	—

[1]	Restated based on Korean IFRS 1109.

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of derivative financial instruments held for trading as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	7,031,147	~~W~~	3,098	~~W~~	2,212
Swaps		192,760,457		441,667		401,632
Options		14,504,038		139,624		245,565

		214,295,642		584,389		649,409

Currency
Forwards		68,326,669		951,273		941,376
Futures[1]		596,479		281		280
Swaps		29,298,448		861,588		803,619
Options		1,515,661		3,781		8,611

		99,737,257		1,816,923		1,753,886

Stock and index
Futures[1]		771,604		7,630		2,485
Swaps		6,779,186		74,566		363,293
Options		5,961,437		94,577		357,287

		13,512,227		176,773		723,065

Credit
Swaps		5,135,701		37,688		32,772

		5,135,701		37,688		32,772

Commodity
Futures[1]		4,002		6		13
Swaps		55,219		2,786		354
Options		245		1		—

		59,466		2,793		367

Other		2,067,140		19,681		40,712

	~~W~~	334,807,433	~~W~~	2,638,247	~~W~~	3,200,211

(In millions of Korean won)	December 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,770,568	~~W~~	4,952	~~W~~	528
Swaps		190,186,189		434,316		399,674
Options		13,560,861		137,958		234,474

		208,517,618		577,226		634,676

Currency
Forwards		64,308,472		1,261,491		1,233,633
Futures[1]		622,711		52		1,163
Swaps		29,769,290		847,506		759,757
Options		695,617		4,099		6,994

		95,396,090		2,113,148		2,001,547

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Stock and index
Futures[1]		1,013,846		3,599		1,132
Swaps		5,623,391		112,929		96,894
Options		6,408,019		116,215		274,544

		13,045,256		232,743		372,570

Credit
Swaps		5,799,606		42,000		36,963

		5,799,606		42,000		36,963

Commodity
Futures[1]		4,791		112		19
Swaps		67,008		4,221		118
Options		245		1		—

		72,044		4,334		137

Other		1,955,581		28,591		8,721

	~~W~~	324,786,195	~~W~~	2,998,042	~~W~~	3,054,614

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

The average of hedge ratio for each type of hedge accounting as of March 31, 2018, is as follows:

(In millions of Korean won)
	March 31, 2018
	1 year		2 years		3 years		4 years		5 years		More 5 years		Total
Fair value hedge
The quantity of the hedged item	~~W~~	2,207,387	~~W~~	80,178	~~W~~	1,217,943	~~W~~	215,044	~~W~~	440,922	~~W~~	1,313,101	~~W~~	5,474,575
The quantity of the hedging instrument		2,207,387		80,178		1,217,943		205,044		459,454		1,304,569		5,474,575
Average ratio of hedging		100.00		100.00		100.00		95.35		104.20		99.35		100.00
Cash flow hedge
The quantity of the hedged item		2,730,724		929,462		717,985		186,743		992,344		5,332		5,562,590
The quantity of the hedging instrument		2,730,724		929,462		717,985		186,743		992,344		5,332		5,562,590
Average ratio of hedging		100.00		100.00		100.00		100.00		100.00		100.00		100.00
Hedge of net investments in a foreign operations
The quantity of the hedged item		546,262		114,257		—		—		—		—		660,519
The quantity of the hedging instrument		546,262		114,257		—		—		—		—		660,519
Average ratio of hedging		100.00		100.00		—		—		—		—		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of March 31, 2018, are as follows:

(In millions of Korean won)		March 31, 2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate	Debt securities in KRW	~~W~~	457,815	~~W~~	—	~~W~~	(6,185)	~~W~~	—	~~W~~	(502)
	Debt securities in foreign currencies		526,328		—		(46,655)		—		(6,611)
	Deposits in KRW		—		752,389		—		(100,811)		49,778
	Debts in KRW		—		66,203		—		16,203		913
	Debts in foreign currencies		—		1,030,823		—		(35,677)		9,736

			984,143		1,849,415		(52,840)		(120,285)		53,314

Currency	Deposits in foreign currencies		2,717,169		—		(190,378)		—		(10,487)
			2,717,169		—		(190,378)		—		(10,487)

		~~W~~	3,701,312	~~W~~	1,849,415	~~W~~	(243,218)	~~W~~	(120,285)	~~W~~	42,827

Details of derivative instruments designated as fair value hedge as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Notional amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	2,941,681	~~W~~	52,201	~~W~~	107,086	~~W~~	(52,359)
Currency
Forwards		2,512,894		67,809		560		13,324
Other		20,000		511		—		(56)

	~~W~~	5,474,575	~~W~~	120,521	~~W~~	107,646	~~W~~	(39,091)

(In millions of Korean won)	December 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,919,935	~~W~~	47,856	~~W~~	49,962
Currency
Forwards		2,818,527		108,144		872
Other		50,000		775		70

	~~W~~	5,788,462	~~W~~	156,775	~~W~~	50,904

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Debt securities in foreign currencies	~~W~~	—	~~W~~	32,051

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the period ended March 31, 2018, is as follows:

(In millions of Korean won)	2018
	Hedge ineffectiveness recognized in profit or loss
From hedge accounting
Interest rate	~~W~~	899
Currency rate		2,836

	~~W~~	3,735

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	(40,100)	~~W~~	24,132
Gains (losses) on the hedged items attributable to the hedged risk		42,886		(19,003)

	~~W~~	2,786	~~W~~	5,129

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of March 31, 2018 are as follows:

(In millions of Korean won)	March 31, 2018
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate	~~W~~	(9,193)	~~W~~	18,568
Foreign currency change risk		(25,061)		6,361

	~~W~~	(34,254)	~~W~~	24,929

Details of derivative instruments designated as cash flow hedge as of March 31, 2018 and December 31, 2017, are as follows:

	March 31, 2018
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,212,336	~~W~~	28,134	~~W~~	3,648	~~W~~	10,696
Currency
Swaps		2,350,254		105,247		33,190		20,243

	~~W~~	5,562,590	~~W~~	133,381	~~W~~	36,838	~~W~~	30,939

(In millions of Korean won)	December 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,393,491	~~W~~	15,796	~~W~~	3,905
Currency
Swaps		2,396,957		117,597		33,342

	~~W~~	4,790,448	~~W~~	133,393	~~W~~	37,247

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	30,939	~~W~~	(25,746)
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		29,143		(26,047)

Gains (losses) on ineffectiveness	~~W~~	1,796	~~W~~	301

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Amount recognized in other comprehensive income	~~W~~	29,143	~~W~~	(26,047)
Amount reclassified from equity to profit or loss		(12,170)		27,575
Tax effect		(6,931)		(261)

	~~W~~	10,042	~~W~~	1,267

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as foreign operations net investments hedge as of March 31, 2018, are as follows:

(In millions of Korean won)	March 31, 2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency(foreign currency change risk)	~~W~~	(2,564)	~~W~~	(4,397)

Details of financial instruments designated as fair value hedge as of March 31, 2018 is as follows:

	March 31, 2018
	Nominal amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	559,201	~~W~~	466	~~W~~	651	~~W~~	2,098
Financial debentures in foreign currencies		101,318		—		101,024		466

	~~W~~	660,519	~~W~~	466	~~W~~	101,675	~~W~~	2,564

Details of derivative instruments designated as fair value hedge as of December 31, 2017, are as follows:

(In millions of Korean won)	December 31, 2017
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	484,033	~~W~~	21,956	~~W~~	—

The fair value of non-derivative financial instruments designated as hedging instruments as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Financial debentures in foreign currencies	~~W~~	99,412	~~W~~	99,994

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	2,153	~~W~~	9,566
Effective portion of gains (losses) on hedges of net investments in foreign operations		2,153		9,566

Ineffective portion of gain on hedges of net investments in foreign operations		—		—

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Amount recognized in other comprehensive income	~~W~~	2,153	~~W~~	9,566
Tax effect		(592)		(2,315)

Amount recognized in other comprehensive income, net of tax	~~W~~	1,561	~~W~~	7,251

9. Loans at amortized cost

Details of loans as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Loans at amortized cost	~~W~~	297,239,078	~~W~~	291,513,253
Deferred loan origination fees and costs		725,075		719,816
Less: Allowances for loan losses		(2,629,838)		(2,110,231)

Carrying amount	~~W~~	295,334,315	~~W~~	290,122,838

Details of loans for other banks as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Loans at amortized cost	~~W~~	3,543,692	~~W~~	5,314,577
Less: Allowances for loan losses		(228)		(77)

Carrying amount	~~W~~	3,543,464	~~W~~	5,314,500

Details of loan types and customer types of loans to customers, other than banks, as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Retail		Corporate		Credit card	Total
Loans in Korean won	~~W~~	142,102,228	~~W~~	115,454,940	~~W~~—	~~W~~	257,557,168
Loans in foreign currencies		130,932		3,348,791	—		3,479,723
Domestic import usance bills		—		2,407,632	—		2,407,632
Off-shore funding loans		—		866,799	—		866,799
Call loans		—		554,073	—		554,073

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Bills bought in Korean won		—		2,785		—		2,785
Bills bought in foreign currencies		—		3,016,502		—		3,016,502
Guarantee payments under payment guarantee		61		4,139		—		4,200
Credit card receivables in Korean won		—		—		15,664,420		15,664,420
Credit card receivables in foreign currencies		—		—		2,809		2,809
Reverse repurchase agreements		—		4,046,400		—		4,046,400
Privately placed bonds		—		1,083,164		—		1,083,164
Factored receivables		24,304		887		—		25,191
Lease receivables		1,779,945		58,691		—		1,838,636
Loans for installment credit		3,854,977		15,982		—		3,870,959

		147,892,447		130,860,785		15,667,229		294,420,461

Proportion (%)		50.23		44.45		5.32		100.00
Less: Allowances		(630,217)		(1,355,002)		(644,391)		(2,629,610)

	~~W~~	147,262,230	~~W~~	129,505,783	~~W~~	15,022,838	~~W~~	291,790,851

(In millions of Korean won)	December 31, 2017
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	140,630,735	~~W~~	112,014,669	~~W~~	—	~~W~~	252,645,404
Loans in foreign currencies		121,166		3,078,907		—		3,200,073
Domestic import usance bills		—		2,128,868		—		2,128,868
Off-shore funding loans		—		730,817		—		730,817
Call loans		—		335,200		—		335,200
Bills bought in Korean won		—		4,168		—		4,168
Bills bought in foreign currencies		—		3,875,550		—		3,875,550
Guarantee payments under payment guarantee		105		6,373		—		6,478
Credit card receivables in Korean won		—		—		15,200,843		15,200,843
Credit card receivables in foreign currencies		—		—		4,004		4,004
Reverse repurchase agreements		—		1,197,700		—		1,197,700
Privately placed bonds		—		1,994,932		—		1,994,932
Factored receivables		51,401		1,419		—		52,820
Lease receivables		1,773,901		60,527		—		1,834,428
Loans for installment credit		3,693,672		13,535		—		3,707,207

		146,270,980		125,442,665		15,204,847		286,918,492

Proportion (%)		50.98		43.72		5.30		100.00
Less: Allowances		(429,299)		(1,231,589)		(449,266)		(2,110,154)

	~~W~~	145,841,681	~~W~~	124,211,076	~~W~~	14,755,581	~~W~~	284,808,338

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non- impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning[2]	~~W~~	246,197	~~W~~	196,387	~~W~~	189,794	~~W~~	208,353	~~W~~	275,722	~~W~~	865,065	~~W~~	154,076	~~W~~	260,162	~~W~~	213,181
Transfer between stages
Transfer to 12-month expected credit losses		34,636		(34,436)		(200)		8,094		(7,272)		(822)		34,258		(33,432)		(826)
Transfer to lifetime expected credit losses		(22,412)		27,122		(4,710)		(5,269)		6,535		(1,266)		(21,247)		22,281		(1,034)
Impairment		(664)		(24,185)		24,849		(580)		(10,413)		10,993		(426)		(48,076)		48,502
Write-offs		—		—		(93,590)		—		—		(47,797)		—		—		(111,664)
Recover from write-offs		5		—		31,695		—		—		37,125		—		—		33,176
Disposal		(90)		(2)		—		—		—		—		—		—		—
Provision (reversal) for loan losses[1]		(10,440)		25,977		43,685		(17,137)		22,037		13,848		(6,007)		62,046		41,348
Others (change of currency ratio, etc.)		93		(53)		559		(845)		(216)		(925)		—		—		(1,927)
Ending	~~W~~	247,325	~~W~~	190,810	~~W~~	192,082	~~W~~	192,616	~~W~~	286,393	~~W~~	876,221	~~W~~	160,654	~~W~~	262,981	~~W~~	220,756

[1]	Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).
[2]	Restated based on Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756
Written-off		(79,517)		(89,010)		(89,366)		(257,893)
Recoveries from written-off loans		32,955		43,897		33,803		110,655
Sale and repurchase		(24,751)		(932)		—		(25,683)
Provision[1]		65,179		124,135		76,578		265,892
Other changes		(8,119)		(9,639)		(1,825)		(19,583)

Ending	~~W~~	467,036	~~W~~	1,450,623	~~W~~	433,485	~~W~~	2,351,144

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

The Group manages the written-off loans that its extinctive prescription did not occur, and that are not collected; the balance of those are ~~W~~ 14,055,867 as of March 31, 2018.

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,099,357
Financial bonds		11,805,676
Corporate bonds		4,924,319
Asset-backed securities		147,103
Beneficiary certificates		15,186,106
Derivatives linked securities		3,476,242
Other debt securities		3,540,327
Equity securities:
Stocks		1,326,115
Equity investments		13,702
Other equity securities		133,650
Loans:
Private placed corporate bonds		438,961
Other loans		30,568
Due from financial institutions:
Other due from financial institutions		329,931
Others		74,401

		48,526,458

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		4,054,001

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Financial bonds		16,426,534
Corporate bonds		10,751,180
Asset-backed securities		1,235,246
Equity securities:
Stocks		2,289,915
Equity investments		38,162
Other equity securities		109,201
		34,904,239
Financial assets at amortized cost
Debt securities:
Government and public bonds		5,633,731
Financial bonds		4,485,375
Corporate bonds		6,913,784
Asset-backed securities		5,248,898
Allowance		(1,783)

		22,280,005

	~~W~~	57,184,244

(In millions of Korean won)	December 31, 2017
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	6,232,514
Financial bonds		11,324,330
Corporate bonds		5,133,226
Asset-backed securities		161,991
Others		2,316,277
Equity securities:
Stocks and others		1,009,190
Beneficiary certificates		3,925,910
Others		73,855

		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		66,969
Equity securities:
Stocks and others		67,828
Derivative-linked securities		1,613,404
Privately placed bonds		301,851
		2,050,052
Total financial assets at fair value through profit or loss	~~W~~	32,227,345

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	3,629,479
Financial bonds		20,946,100
Corporate bonds		10,570,501
Asset-backed securities		2,402,437
Others		1,410,884
Equity securities:
Stocks		3,077,748
Equity investments and others		459,808

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Beneficiary certificates		5,619,306

		48,116,263

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,448,471
Financial bonds		2,474,841
Corporate bonds		6,218,723
Asset-backed securities		4,305,678
Others		44,267

		18,491,980

Total financial investments	~~W~~	66,608,243

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the period ended March 31, 2018 are as follows:

(In millions of Korean won)	2018
	From the financial asset derecognized			From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	12,527
	Unlisted		—		23,214

		~~W~~	—	~~W~~	35,741

The derecognized equity securities, measured at fair value through other comprehensive income for the period ended March 31, 2018, is as follows:

	2018
	Disposal price			Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	1,198	~~W~~	(3,486)
	Unlisted		480		480

		~~W~~	1,678	~~W~~	(3,006)

Provision, and reversal for the allowance of financial investments for the period ended March 31, 2018, are as follows:

	Impairment losses	Reversal of impairment	Total
Securities measured at fair value through other comprehensive income	724	763	(39)
Securities measured at amortized cost	137	59	78

	861	822	39

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The impairment losses and the reversal of impairment losses in financial investments for the period ended March 31, 2017, are as follows:

(In millions of Korean won)
	Impairment	Reversal		Net
Available-for-sale financial assets	~~W~~ (12,437)	~~W~~	—	~~W~~	(12,437)

Changes in the allowances for debt securities for the three-month periods ended March 31, 2018, are as follows:

(In millions of Korean won)	2018

	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	4,937	~~W~~	482	~~W~~	720
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(58)		—		—
Provision (reversal) for loan losses		156		—		(117)
Others (change of currency ratio, etc.)		—		(2)		—

Ending	~~W~~	5,035	~~W~~	480	~~W~~	603

1 Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

12. Investments in Associates and joint ventures

Investments in associates and joint ventures as of March 31, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	March 31, 2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,671	~~W~~	1,566	~~W~~	1,566	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		104,285		129,782	Investment finance	Korea
KB-KDBC New Technology Business Fund[1,7,9]	66.66		5,000		4,880		4,880	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,407		19,994	Investment finance	Korea
Sun Surgery Center Inc.	28.00		2,682		2,682		2,682	Hospital	United States of America
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,613		579	Earth works	Korea
Doosung Metal Co., Ltd.[6]	26.52		—		(16)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,328		106,023		106,023	Investment finance	Korea
Bungaejangter Inc.	22.69		3,484		3,484		3,484	Portals and other internet information media service activities
Aju Good Technology Venture Fund	38.46		10,152		9,890		10,152	Investment finance	Korea
Acts Co., Ltd.	27.78		500		—		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		14,137		8,875	Installment loan	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,451)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[6]	41.01		—		(252)		98	Screen printing	Korea
Daesang Techlon Co., Ltd.[6]	47.73		—		695		—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co., Ltd.[6]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[6]	38.62		—		14		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		—		374	Big data consulting
Builton Co., Ltd.	22.22		800		800		800	Software development and supply	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(57)		184	Manufacture of underwears and sleepwears	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

A-PRO Co., Ltd.[1]	12.61		1,500		1,500		1,500	Manufacture of electric power storage system
MJT&I Co., Ltd.[6]	22.89		—		(606)		122	Wholesale of other goods	Korea
Inno Lending Co., Ltd.[1]	19.90		398		—		126	Credit rating model development	Korea
Jaeyang Industry Co., Ltd. [6]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[6]	30.04		—		(176)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd. [6]	24.06		—		2		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.	24.06		800		800		800	System software publishing	Korea
Food Factory Co., Ltd.	30.00		1,000		1,000		1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41		—		552		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03		3		2		3	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[2]	0.10		10		20		20	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[3]	0.11		24		29		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,4]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,6]	0.31		10		19		19	SPAC	Korea
KB Private Equity FundIII[1]	15.68		8,000		7,868		7,868	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,248		5,248	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		364		109		405	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		12,769		15,961	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,628		1,627	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,000		4,776		4,776	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		82		547		547	Investment finance	Korea
JLK INSPECTION Co., Ltd[10]	26.31		—		—		—	Application Software Development	Korea
Rainist Co., Ltd.[1,10]	6.00		—		—		—	Providing databases and online information	Korea
Testian Co., Ltd.[10]	28.48		—		—		—	Semiconductor equipment manufacturing	Korea
GH Real Estate I LP	42.00		17,678		18,037		18,037	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[1,7,9]	56.00		3,312		3,939		3,236	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,9]	18.52		500		478		478	Investment finance	Korea
CUBE Growth Fund No.2	27.66		1,300		1,300		1,300	Investment finance	Korea

		~~W~~	343,198	~~W~~	331,038	~~W~~	354,712

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	December 31, 2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,671	~~W~~	1,601	~~W~~	1,601	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		134,891		131,420	Investment finance	Korea
KB-KDBC New Technology Business Fund[1,7,9]	66.66		5,000		4,972		4,972	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,122		19,709	Investment finance	Korea
Sun Surgery Center Inc.	28.00		2,682		2,682		2,682	Hospital	United States of America
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,017		—	Earth works	Korea
Doosung Metal Co., Ltd.[6]	26.52		—		(20)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		101,794		105,190		105,190	Investment finance	Korea
Bungaejangter Inc.	22.69		3,484		3,484		3,484	Portals and other internet information media service activities
Aju Good Technology Venture Fund	38.46		8,230		7,856		8,230	Investment finance	Korea
Acts Co., Ltd.	27.78		500		500		500	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		14,099		8,070	Installment loan	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,202)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[6]	41.01		—		(223)		127	Screen printing	Korea
Daesang Techlon Co., Ltd.[6]	47.73		—		97		—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co., Ltd.[6]	29.29		—		691		—	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[6]	38.62		—		155		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		325		440	Big data consulting
Builton Co., Ltd.	22.22		800		800		800	Software development and supply	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(553)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(103)		138	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd. [1]	12.61		1,500		1,500		1,500	Manufacture of electric power storage system
MJT&I Co., Ltd.[6]	22.89		—		(601)		127	Wholesale of other goods	Korea
Inno Lending Co., Ltd.[1]	19.90		398		230		230	Credit rating model development	Korea
Jaeyang Industry Co., Ltd.[6]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53		—		1,664		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[6]	30.04		—		(173)		—	Manufacture of other general-purpose machinery n.e.c.	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Terra Co., Ltd.[6]	24.06		—		36		20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.	24.06		800		800		800	System software publishing	Korea
Food Factory Co., Ltd.	30.00		1,000		1,000		1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41		—		580		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1	0.03		3		3		3	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[2]	0.10		10		20		20	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[3]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,4]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,6]	0.31		10		19		19	SPAC	Korea
KB Private Equity FundIII[1]	15.68		8,000		7,899		7,899	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,056		5,056	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		6,485		7,506		7,120	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		17,213		17,213	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,761		1,761	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,500		2,345		2,345	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		82		543		543	Investment finance	Korea

		~~W~~	319,573	~~W~~	329,875	~~W~~	335,070

[1]	As of March 31, 2018 and December 31, 2017, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[2]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2018 and December 31, 2017, amounts to ~~W~~ 20 million and ~~W~~ 20 million, respectively.
[3]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2018 and December 31, 2017, amounts to ~~W~~ 31 million and ~~W~~ 31 million, respectively.
[4]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2018 and December 31, 2017, amounts to ~~W~~ 20 million and ~~W~~ 20 million, respectively.
[5]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2018 and December 31, 2017, amounts to ~~W~~ 21 million and ~~W~~ 20 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

[6]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[7]	Although the Group holds a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[8]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[9]	In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.
[10]	Per Korean IFRS 1028 Investments in Associates and joint ventures, the equity method is exempted, and the Group has recognized the related as profit or loss in fair value.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Summarized financial information on major associates and joint ventures, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(In millions of Korean won)	March 31, 2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,924	~~W~~	29	~~W~~	11,000	~~W~~	10,895	~~W~~	1,566	~~W~~	—	~~W~~	1,566
KB GwS Private Securities Investment Trust		499,238		990		425,814		498,248		104,285		25,497		129,782
KB-KDBC New Technology Business Investment Fund		7,468		148		7,500		7,320		4,880		—		4,880
KB Star office Private real estate Investment Trust No.1		217,947		121,012		95,000		96,935		20,407		(413)		19,994
Sun Surgery Center Inc		9,685		796		4,235		8,889		2,682		—		2,682
RAND Bio Science Co., Ltd.		1,417		99		83		1,318		2,000		—		2,000
Balhae Infrastructure Company		842,874		1,756		827,667		841,118		106,023		—		106,023
Bungaejangter Inc.		5,763		3,528		58		2,235		3,484		—		3,484
Aju Good Technology Venture Fund		25,964		250		26,400		25,714		9,890		262		10,152
Acts Co., Ltd.		6,666		6,823		117		(157)		—		—		—
SY Auto Capital Co., Ltd.		79,548		50,696		20,000		28,852		14,137		(5,263)		8,875
Incheon Bridge Co., Ltd.		635,697		745,442		61,096		(109,745)		(16,451)		16,451		—
Big Dipper Co., Ltd.		906		21		1,500		885		—		374		374
Builton Co., Ltd.		1,503		912		321		591		800		—		800
A-PRO Co., Ltd.		13,151		8,894		1,488		4,257		1,500		—		1,500
Inno Lending Co., Ltd.		721		85		2,000		636		—		126		126
Paycoms Co., Ltd.		2,302		1,602		810		700		800		—		800
Food Factory Co., Ltd.		3,128		2,910		450		218		1,000		—		1,000
KB IGen Private Equity Fund No. 1		7,516		11		11,230		7,505		2		1		3
KB No.8 Special Purpose Acquisition Company		22,981		2,364		1,031		20,617		20		—		20
KB No.9 Special Purpose Acquisition Company		30,117		2,602		1,382		27,515		29		2		31
KB No.10 Special Purpose Acquisition Company		11,882		1,686		521		10,196		20		—		20
KB No.11 Special Purpose Acquisition Company		6,772		726		321		6,046		19		—		19
KB Private Equity Fund III		50,169		9		51,000		50,160		7,868		—		7,868
Korea Credit Bureau Co., Ltd.		75,425		17,119		10,000		58,306		5,248		—		5,248
KoFC KBIC Frontier Champ 2010-5(PEF)		225		6		300		219		109		296		405
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		64,829		983		51,880		63,846		12,769		3,192		15,961
Keystone-Hyundai Securities No. 1 Private Equity Fund		180,246		146,679		34,114		33,567		1,628		(1)		1,627
POSCO-KB Shipbuilding Fund		15,530		247		16,000		15,283		4,776		—		4,776
Hyundai-Tongyang Agrifood Private Equity Fund		2,498		351		320		2,147		547		—		547
GH Real Estate I LP		42,948		—		42,093		42,948		18,037		—		18,037
KBTS Technology Venture Private Equity Fund		7,186		151		7,200		7,035		3,939		(703)		3,236
KB-SJ Tourism Venture Fund		2,703		122		2,700		2,581		478		—		478
CUBE Growth Fund No. 2		4,700		—		4,700		4,700		1,300		—		1,300

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2018[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	41	~~W~~	14	~~W~~	—	~~W~~	14	~~W~~	—
KB GwS Private Securities Investment Trust		10,626		10,375		—		10,375		4,413
KB-KDBC New Technology Business Investment Fund		10		(138)		—		(138)		—
KB Star office Private real estate Investment Trust No. 1		3,268		1,356		—		1,356		—
Sun Surgery Center Inc.		17		(539)		—		(539)		—
RAND Bio Science Co., Ltd.		—		(1,064)		—		(1,064)		—
Balhae Infrastructure Company		15,231		13,451		—		13,451		3,396
Bungaejangter Inc.		3,529		544		—		544		—
Aju Good Technology Venture Fund		687		420		—		420		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		1,367		246		—		246		—
Incheon Bridge Co., Ltd.		21,726		(1,166)		—		(1,166)		—
Big Dipper Co., Ltd.		15		(224)		—		(224)		—
Builton Co., Ltd.		1,951		13		—		13		—
A-PRO Co., Ltd.		21,288		526		—		526		—
Inno Lending Co., Ltd.		36		(132)		—		(132)		—
Paycoms Co., Ltd.		1,190		8		—		8		—
Food Factory Co., Ltd.		4,304		(818)		—		(818)		—
KB IGen Private Equity Fund No. 1		—		(152)		—		(152)		—
KB No.8 Special Purpose Acquisition Company		—		66		—		66		—
KB No.9 Special Purpose Acquisition Company		—		117		—		117		—
KB No.10 Special Purpose Acquisition Company		—		14		—		14		—
KB No.11 Special Purpose Acquisition Company		—		200		—		200		—
KB Private Equity Fund III		—		(198)		—		(198)		—
Korea Credit Bureau Co., Ltd.		17,387		2,198		—		2,198		112
KoFC KBIC Frontier Champ 2010-5(PEF)		1,208		1,205		—		1,205		999
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		519		(6,870)		—		(6,870)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,887		(2,368)		—		(2,368)		—
POSCO-KB Shipbuilding Fund		23		(222)		—		(222)		—
Hyundai-Tongyang Agrifood Private Equity Fund		37		20		—		20		—
GH Real Estate I LP		—		(45)		900		855		—
KBTS Technology Venture Private Equity Fund		—		(166)		—		(166)		—
KB-SJ Tourism Venture Fund		—		(120)		—		(120)		—
CUBE Growth Fund No. 2		—		—		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,908	~~W~~	30	~~W~~	11,000	~~W~~	10,878	~~W~~	1,601	~~W~~	—	~~W~~	1,601
KB GwS Private Securities Investment Trust		505,115		741		425,814		504,374		134,891		(3,471)		131,420
KB-KDBC New Technology Business Investment Fund		7,503		45		7,500		7,458		4,972		—		4,972
KB Star office Private real estate Investment Trust No. 1		216,041		120,462		95,000		95,579		20,122		(413)		19,709
Sun Surgery Center Inc		9,579		—		43		9,579		2,682		—		2,682
RAND Bio Science Co., Ltd.		1,876		7		71		1,869		2,000		—		2,000
Balhae Infrastructure Company		836,309		1,800		807,567		834,509		105,190		—		105,190
Bungaejangter Inc.		5,592		3,450		43		2,142		3,484		—		3,484
Aju Good Technology Venture Fund		20,676		250		21,400		20,426		7,856		374		8,230
Acts Co., Ltd.		6,741		6,894		117		(153)		500		—		500
SY Auto Capital Co., Ltd.		79,845		51,071		20,000		28,774		14,099		(6,029)		8,070
Incheon Bridge Co., Ltd.		646,811		754,900		61,096		(108,089)		(16,202)		16,202		—
Big Dipper Co., Ltd.		1,138		30		1,500		1,108		325		115		440
Builton Co., Ltd.		1,418		808		321		610		800		—		800
A-PRO Co., Ltd.		8,692		5,681		43		3,011		1,500		—		1,500
Inno Lending Co., Ltd.		1,184		28		2,000		1,156		230		—		230
Paycoms Co., Ltd.		1,898		1,374		810		524		800		—		800
Food Factory Co., Ltd.		3,501		3,552		—		(51)		1,000		—		1,000
KB IGen Private Equity Fund No. 1		7,666		9		11,230		7,657		3		—		3
KB No.8 Special Purpose Acquisition Company		22,920		2,369		1,031		20,551		20		—		20
KB No.9 Special Purpose Acquisition Company		29,963		2,566		1,382		27,397		31		—		31
KB No.10 Special Purpose Acquisition Company		11,858		1,675		521		10,183		20		—		20
KB No.11 Special Purpose Acquisition Company		6,730		717		321		6,013		19		—		19
KB Private Equity Fund III		50,357		—		51,000		50,357		7,899		—		7,899
Korea Credit Bureau Co., Ltd.		75,504		19,323		10,000		56,181		5,056		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		15,017		3		12,970		15,014		7,506		(386)		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		70,166		1,315		51,880		68,851		17,213		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		170,155		133,034		34,114		37,121		1,761		—		1,761
POSCO-KB Shipbuilding Fund		7,752		247		8,000		7,505		2,345		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		2,466		339		320		2,127		543		—		543

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017[1]

	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Insurance Co., Ltd. (initial acquisition 22.59%)	~~W~~	3,231,393	~~W~~	99,851	~~W~~	1,565	~~W~~	101,416	~~W~~	15,884
(additional acquisition 10.70%)		3,209,983		86,114		9,568		95,682
(additional acquisition 6.52%)[2]		3,205,297		109,611		10,928		120,539
Balhae Infrastructure Company		66,889		63,904		—		63,904		3,011
Korea Credit Bureau Co., Ltd.		13,664		526		—		526		149
KoFC KBIC Frontier Champ 2010-5(PEF)		139		135		(1,555)		(1,420)		—
KB GwS Private Securities Investment Trust		8,751		8,499		—		8,499		4,011
Incheon Bridge Co., Ltd.		22,862		3,722		—		3,722		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,315		(1,257)		50		(1,207)		—
Aju Good Technology Venture Fund		86		(322)		—		(322)		—
KB Star office Private real estate Investment Trust No. 1		3,287		1,397		—		1,397		—
RAND Bio Science Co., Ltd.		—		(582)		—		(582)		—
KB No.8 Special Purpose Acquisition Company		—		21		—		21		—
KB No.9 Special Purpose Acquisition Company		—		121		—		121		—
KB No.10 Special Purpose Acquisition Company		—		6		—		6		—
KB No.11 Special Purpose Acquisition Company		—		(17)		—		(17)		—
KB IGen Private Equity Fund No. 1		—		(92)		—		(92)		—
IMM Investment 5th PRIVATE EQUITY FUND		—		(15)		—		(15)		—
KB Private Equity Fund III		—		(402)		—		(402)		—
Hyundai-Tongyang Agrifood Private Equity Fund		12		(83)		—		(83)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		—		(326)		(65)		(391)		—
Inno Lending Co., Ltd.		—		(88)		—		(88)		—
SY Auto Capital Co., Ltd.		4,284		1,038		—		1,038		—
Builton Co., Ltd.		1,123		(467)		—		(467)		—
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		—		—		—		—
Food Factory Co., Ltd.		2,022		(190)		—		(190)		—
KB Pre IPO Secondary Venture Fund 1st		—		(1)		—		(1)		—

[1]	The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	KB Insurance Co., Ltd., which used to be an associate, has become a subsidiary from the second quarter of 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning[1]		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other- compre-hensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,551	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	15	~~W~~	—	~~W~~	—	~~W~~	1,566
KB GwS Private Securities Investment Trust		131,420		—		—		(4,413)		2,775		—		—		129,782
KB-KDBC New Technology Business Investment Fund		4,972		—		—		—		(92)		—		—		4,880
KB Star office Private real estate Investment Trust No. 1		19,709		—		—		—		285		—		—		19,994
Sun Suregery Center Inc.		2,682		—		—		—		—		—		—		2,682
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,119)		—		579
Doosung Metal Co., Ltd.		—		—		—		—		—		—		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		105,190		2,534		—		(3,396)		1,695		—		—		106,023
Bungaejangter Inc.		3,484		—		—		—		0		—		—		3,484
Aju Good Technology Venture Fund		8,230		1,922		—		—		—		—		—		10,152
Acts Co., Ltd.		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		805		—		—		8,875
Wise Asset Management Co., Ltd.		—		—		—		—		—		—		—		—
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—		—
Jungdong Steel Co., Ltd.		—		—		—		—		—		—		—		—
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
(Dassang Techlon Co., Ltd.		—		—		—		—		(13)		13		—		—
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Dpaps Co., Ltd.		—		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		440		—		—		—		(66)		—		—		374
Builton Co., Ltd.		800		—		—		—		—		—		—		800
Shinla Constrution Co., Ltd.		—		—		—		—		—		—		—		—
Shinhwa Underwear Co., Ltd.		138		—		—		—		46		—		—		184
A-PRO Co., Ltd.		1,500		—		—		—		—		—		—		1,500
MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		—		—		(104)		—		—		126

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Jaeyang Industry Co., Ltd.		—		—		—		—		—		—		—		—
Jung do Constriction Co., Ltd.		—		—		—		—		—		—		—		—
Jinseung Tech Co., Ltd.		—		—		—		—		—		—		—		—
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		—		—		—		800
Food Factory Co., Ltd.		1,000		—		—		—		—		—		—		1,000
Korea NM Tech Co., Ltd		—		—		—		—		—		—		—		—
KB IGen Private Equity Fund No. 1		3		—		—		—		—		—		—		3
KB No.8 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity FundIII		7,899		—		—		—		(31)		—		—		7,868
Korea Credit Bureau Co., Ltd.		5,056		—		—		(112)		304		—		—		5,248
KoFC KBIC Frontier Champ 2010-5(PEF)		7,120		—		(6,121)		(999)		405		—		—		405
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(1,752)		—		—		15,961
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(134)		—		—		1,627
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(69)		—		—		4,776
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		—		—		4		—		—		547
GH Real Estate I LP		—		17,678		—		—		(19)		378		—		18,037
KBTS Technology Venture Private Equity Fund		—		3,312		—		—		(76)		—		—		3,236
KB-SJ Tourism Venture Fund		—		500		—		—		(22)		—		—		478
CUBE Growth Fund No. 2		—		1,300		—		—		—		—		—		1,300

	~~W~~	335,520	~~W~~	29,746	~~W~~	(6,121)	~~W~~	(8,920)	~~W~~	7,716	~~W~~	(2,729)	~~W~~	(500)	~~W~~	354,712

[1]	Restated based on Korean IFRS 1109.
[2]	Gain on disposal of investments in associates and joint ventures amounted to ~~W~~ 1,054 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017[1]
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other- compre-hensive income		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	1,392,194	~~W~~	—	~~W~~	—	~~W~~	(15,884)	~~W~~	38,872	~~W~~	2,216	~~W~~	1,417,398
Balhae Infrastructure Company		133,200		—		—		(3,011)		8,055		—		138,244
Korea Credit Bureau Co., Ltd.		4,853		—		—		(149)		77		—		4,781
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		—		—		45		(778)		23,986
KB GwS Private Securities Investment Trust		129,678		—		—		(4,011)		2,139		—		127,806
Incheon Bridge Co., Ltd.		728		—		—		—		657		—		1,385
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		—		—		(349)		12		24,452
Terra Co., Ltd.		28		—		—		—		(8)		—		20
MJT&I Co., Ltd.		232		—		—		—		—		—		232
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		138
Kendae Co., Ltd.		—		—		—		—		127		—		127
Aju Good Technology Venture Fund		1,998		1,731		—		—		—		—		3,729
KB Star office Private real estate Investment Trust No.1		19,807		—		—		—		294		—		20,101
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		2,000
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		19

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		13		—		—		—		(1)		—		12
KB IGen Private Equity Fund No. 1		10		—		(4)		—		—		—		6
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(19,989)		—		(14)		—		15,196
KB Private Equity Fund III		8,000		—		—		—		(63)		—		7,937
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		—		—		(21)		—		3,936
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(18)		(4)		1,828
Inno Lending Co., Ltd.		378		—		—		—		(17)		—		361
SY Auto Capital Co., Ltd.		5,693		—		—		—		(406)		—		5,287
Builton Co., Ltd.		—		800		—		—		—		—		800
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		—		—		—		—		10
Food Factory Co., Ltd.		—		1,000		—		—		—		—		1,000
KB Pre IPO Secondary Venture Fund 1st		—		1,671		—		—		(1)		—		1,670

	~~W~~	1,770,673	~~W~~	30,412	~~W~~	(28,165)	~~W~~	(23,055)	~~W~~	51,201	~~W~~	1,446	~~W~~	1,802,512

[1]	Gain on disposal of investments in associates for the year ended March 31, 2017, amounts to ~~W~~1,249 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

13. Property and Equipment, and Investment Properties

Details of property and equipment as of March 31, 2018 and December 31, 2017, are as follows:

	March 31, 2018
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,472,732	~~W~~	—	~~W~~	(1,018)	~~W~~	2,471,714
Buildings		2,059,151		(693,055)		(5,859)		1,360,237
Leasehold improvements		789,902		(705,623)		—		84,279
Equipment and vehicles		1,693,711		(1,465,320)		—		228,391
Construction in progress		18,153		—		—		18,153
Financial lease assets		34,789		(27,212)		—		7,577

	~~W~~	7,068,438	~~W~~	(2,891,210)	~~W~~	(6,877)	~~W~~	4,170,351

	December 31, 2017
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,475,372	~~W~~	—	~~W~~	(1,018)	~~W~~	2,474,354
Buildings		2,061,717		(684,705)		(5,859)		1,371,153
Leasehold improvements		783,446		(693,717)		—		89,729
Equipment and vehicles		1,699,563		(1,456,358)		—		243,205
Construction in progress		14,808		—		—		14,808
Financial lease assets		34,789		(26,341)		—		8,448

	~~W~~	7,069,695	~~W~~	(2,861,121)	~~W~~	(6,877)	~~W~~	4,201,697

Details of investment property as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	252,819	~~W~~	—	~~W~~	—	~~W~~	252,819
Buildings		726,751		(130,961)		—		595,790

	~~W~~	979,570	~~W~~	(130,961)	~~W~~	—	~~W~~	848,609

(In millions of Korean won)	December 31, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	252,234	~~W~~	—	~~W~~	(738)	~~W~~	251,496
Buildings		719,920		(122,935)		—		596,985

	~~W~~	972,154	~~W~~	(122,935)	~~W~~	(738)	~~W~~	848,481

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

14. Intangible Assets

Details of intangible assets as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	344,799	~~W~~	—	~~W~~	(70,517)	~~W~~	(936)	~~W~~	273,346
Other intangible assets		4,038,993		(1,381,012)		(42,026)		—		2,615,955

	~~W~~	4,383,792	~~W~~	(1,381,012)	~~W~~	(112,543)	~~W~~	(936)	~~W~~	2,889,301

(In millions of Korean won)	December 31, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	344,799	~~W~~	—	~~W~~	(70,517)	~~W~~	(832)	~~W~~	273,450
Other intangible assets		4,012,563		(1,299,879)		(43,074)		—		2,669,610

	~~W~~	4,357,362	~~W~~	(1,299,879)	~~W~~	(113,591)	~~W~~	(832)	~~W~~	2,943,060

Details of goodwill as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018				December 31, 2017[1]
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		12,156		13,092		12,260

	~~W~~	344,799	~~W~~	273,346	~~W~~	344,799	~~W~~	273,450

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of intangible assets, excluding goodwill, as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	7,933	~~W~~	(1,601)	~~W~~	—	~~W~~	6,332
Software		1,094,137		(913,319)		—		180,818
Other intangible assets		498,431		(207,495)		(42,026)		248,910
Value of Business Acquired (VOBA)		2,395,291		(234,811)		—		2,160,480
Finance leases assets		43,201		(23,786)		—		19,415

	~~W~~	4,038,993	~~W~~	(1,381,012)	~~W~~	(42,026)	~~W~~	2,615,955

(In millions of Korean won)	December 31, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,497	~~W~~	(2,399)	~~W~~	—	~~W~~	7,098
Software		1,062,699		(885,133)		—		177,566
Other intangible assets		501,874		(211,321)		(43,074)		247,479
Value of Business Acquired (VOBA)		2,395,291		(179,193)		—		2,216,098
Finance leases assets		43,202		(21,833)		—		21,369

	~~W~~	4,012,563	~~W~~	(1,299,879)	~~W~~	(43,074)	~~W~~	2,669,610

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Assets		Liabilities		Net amount
Other provisions		110,817		—		110,817
Allowances for loan losses		115,202		—		115,202
Impairment losses on property and equipment		3,381		(407)		2,974
Interest on equity index-linked deposits		41		—		41
Share-based payments		18,787		—		18,787
Provisions for guarantees		25,287		—		25,287
Losses (gains) from valuation on derivative financial instruments		70,334		(16,410)		53,924
Present value discount		16,156		(7,672)		8,484
Losses (gains) from fair value hedged item		—		(33,078)		(33,078)
Accrued interest		—		(111,343)		(111,343)
Deferred loan origination fees and costs		1,384		(187,929)		(186,545)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(332,634)		(331,986)
Investments in subsidiaries and others		22,472		(101,730)		(79,258)
Gains on valuation of security investment		69,503		(111,090)		(41,587)
Defined benefit liabilities		441,457		—		441,457
Accrued expenses		116,062		—		116,062
Retirement insurance expense		12,727		(400,789)		(388,062)
Adjustments to the prepaid contributions		—		(20,711)		(20,711)
Derivative-linked securities		8,694		(44,253)		(35,559)
Others		289,621		(479,990)		(190,369)

		1,322,573		(1,849,739)		(527,166)

Offsetting of deferred income tax assets and liabilities		(1,321,866)		1,321,866		—

		707		(527,873)		(527,166)

(In millions of Korean won)	December 31, 2017
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,518	~~W~~	—	~~W~~	115,518
Allowances for loan losses		1,142		—		1,142
Impairment losses on property and equipment		36,598		(407)		36,191
Interest on equity index-linked deposits		43		—		43
Share-based payments		23,238		—		23,238
Provisions for guarantees		24,341		—		24,341
Losses (gains) from valuation on derivative financial instruments		6,258		(17,479)		(11,221)
Present value discount		25,332		(4,498)		20,834
Losses (gains) from fair value hedged item		—		(15,698)		(15,698)
Accrued interest		243		(111,514)		(111,271)
Deferred loan origination fees and costs		332		(180,401)		(180,069)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(350,801)		(350,153)
Investments in subsidiaries and others		24,834		(103,268)		(78,434)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Gains on valuation of security investment		86,290		(225,158)		(138,868)
Defined benefit liabilities		436,706		—		436,706
Accrued expenses		194,399		—		194,399
Retirement insurance expense		—		(369,300)		(369,300)
Adjustments to the prepaid contributions		—		(16,236)		(16,236)
Derivative-linked securities		27,992		(5,679)		22,313
Others		321,453		(452,303)		(130,850)

		1,325,367		(1,854,445)		(529,078)

Offsetting of deferred income tax assets and liabilities		(1,321,376)		1,321,376		—

	~~W~~	3,991	~~W~~	(533,069)	~~W~~	(529,078)

16. Assets Held for Sale

Details of assets held for sale as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale		10,409		(4,086)		6,323		7,203
Buildings held for sale		21,353		(1,334)		20,019		22,628

		31,762		(5,420)		26,342		29,831

(In millions of Korean won)	December 31, 2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	133,445	~~W~~	(1,492)	~~W~~	131,953	~~W~~	251,520
Buildings held for sale		34,862		(11,309)		23,553		24,548

	~~W~~	168,307	~~W~~	(12,801)	~~W~~	155,506	~~W~~	276,068

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

17. Other Assets

Details of other assets as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Other financial assets
Other receivables	~~W~~	8,329,752	~~W~~	6,447,405
Accrued income		1,688,234		1,594,455
Guarantee deposits		1,210,589		1,211,841
Domestic exchange settlement debits		460,274		949,897
Others		140,179		101,909
Allowances		(83,238)		(104,813)
Present value discount		(5,434)		(5,679)

		11,740,356		10,195,015

Other non-financial assets
Other receivables		4,340		3,640
Prepaid expenses		217,766		153,650
Guarantee deposits		4,957		4,904
Insurance assets		1,268,268		1,180,980
Separate account assets		4,418,230		4,119,203
Others		713,254		578,795
Allowances		(29,011)		(32,018)

		6,597,804		6,009,154

	~~W~~	18,338,160	~~W~~	16,204,169

Changes in allowances on other assets for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Other financial assets		Other non- financial assets		Total
Beginning[1]	~~W~~	109,899	~~W~~	32,018	~~W~~	141,917
Written-off		(33,306)		(552)		(33,858)
Provision		5,920		(2,455)		3,465
Others		725		—		725

Ending	~~W~~	83,238	~~W~~	29,011	~~W~~	112,249

[1]	Restated based on Korean IFRS 1109.

(In millions of Korean won)	2017
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811
Written-off		(10,877)		(119)		(10,996)
Provision		4,772		253		5,025
Others		1,024		7,584		8,608

Ending	~~W~~	90,548	~~W~~	32,900	~~W~~	123,448

[1]	Beginning balance has been restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

18. Financial liabilities at fair value through profit or loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	1,859,661
Other		73,936

		1,933,597

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,810,676

Total financial liabilities at fair value through profit or loss	~~W~~	12,744,273

(In millions of Korean won)	December 31, 2017
Financial liabilities held for trading
Securities sold	~~W~~	1,870,579
Other		74,191

		1,944,770

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,078,288

Total financial liabilities at fair value through profit or loss	~~W~~	12,023,058

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of March 31, 2018 is as follows:

(In millions of Korean won)	March 31, 2018
Contractual cash flow amount	~~W~~	10,650,880
Carrying amount		10,810,676
Difference	~~W~~	(159,796)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

19. Deposits

Details of deposits as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Demand deposits
Demand deposits in Korean won	~~W~~	115,909,653	~~W~~	113,676,999
Demand deposits in foreign currencies		7,126,864		6,911,782

		123,036,517		120,588,781

Time deposits
Time deposits in Korean won		130,825,757		127,562,153

Time deposits in foreign currencies		5,073,461		4,481,607
Fair value adjustments on valuation of fair value hedged items		(100,811)		(51,033)

		4,972,650		4,430,574

		135,798,407		131,992,727

Certificates of deposits		3,036,222		3,218,540

Total deposits	~~W~~	261,871,146	~~W~~	255,800,048

20. Debts

Details of debts as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Borrowings	~~W~~	16,801,796	~~W~~	16,846,072
Repurchase agreements and others		10,396,257		10,676,219
Call money		2,884,501		1,298,637

	~~W~~	30,082,554	~~W~~	28,820,928

Details of borrowings as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	March 31, 2018		December 31, 2017
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,760,387	~~W~~	1,888,880
	Borrowings from the government	SEMAS and others	0.00~3.00		1,797,161		1,726,543
	Borrowings from banks	Industrial & Commercial Bank of China and others	1.69~2.20		100,000		36,806
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.22~2.70		1,477,385		1,631,376
	Other borrowings	The Korea Development Bank and others	0.00~4.30		4,512,200		4,409,261

					9,647,133		9,692,866

Borrowings in foreign currencies	Due to banks	Commerzbank AG and Others	—		33,917		19,820
	Borrowings from banks	Central Bank of Uzbekistan and Others	0.01~10.05		5,573,889		5,470,569
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	2.51~3.45		58,122		76,134
	Other borrowings	Standard Chartered Bank and others	—		1,488,735		1,586,683

					7,154,663		7,153,206

				~~W~~	16,801,796	~~W~~	16,846,072

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

21. Debentures

Details of debentures as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	Annual interest rate (%)	March 31, 2018		December 31, 2017
Debentures in Korean won
Structured debentures	1.90~6.00	~~W~~	777,569	~~W~~	869,294
Subordinated fixed rate debentures in Korean won	3.08~5.12		2,911,924		2,913,411
Fixed rate debentures in Korean won	1.30~3.79		38,968,065		36,823,365
Floating rate debentures in Korean won	1.69~1.75		1,218,000		728,000

			43,875,558		41,334,070

Fair value adjustments on fair value hedged financial debentures in Korean won			16,203		19,891
Less: Discount on debentures in Korean won			(51,491)		(53,897)

			43,840,270		41,300,064

Debentures in foreign currencies
Floating rate debentures	1.79~2.49		1,205,145		1,371,392
Fixed rate debentures	1.63~2.88		2,357,156		2,363,486

			3,562,301		3,734,878

Fair value adjustments on fair value hedged debentures in foreign currencies			(35,677)		(25,941)
Less: Discount on debentures in foreign currencies			(11,328)		(16,277)

			3,515,296		3,692,660

		~~W~~	47,355,566	~~W~~	44,992,724

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in debentures based on face value for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	869,294	~~W~~	721,969	~~W~~	(813,694)	~~W~~	—	~~W~~	777,569
Subordinated fixed rate debentures in Korean won		2,913,411		—		(1,487)		—		2,911,924
Fixed rate debentures in Korean won		36,823,365		33,676,700		(31,532,000)		—		38,968,065
Floating rate debentures in Korean won		728,000		490,000		—		—		1,218,000

		41,334,070		34,888,669		(32,347,181)		—		43,875,558

Debentures in foreign currencies
Floating rate debentures		1,371,392		106,345		(268,150)		(4,442)		1,205,145
Fixed rate debentures		2,363,486		—		—		(6,330)		2,357,156

		3,734,878		106,345		(268,150)		(10,772)		3,562,301

	~~W~~	45,068,948	~~W~~	34,995,014	~~W~~	(32,615,331)	~~W~~	(10,772)	~~W~~	47,437,859

(In millions of Korean won)	2017
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,146,300	~~W~~	769,300	~~W~~	(898,720)	~~W~~	—	~~W~~	1,016,880
Subordinated fixed rate debentures in Korean won		3,271,693		—		(2,761)		—		3,268,932
Fixed rate debentures in Korean won		25,627,695		26,704,600		(25,088,010)		—		27,244,285
Floating rate debentures in Korean won		1,108,000		85,000		(160,000)		—		1,033,000

		31,153,688		27,558,900		(26,149,491)		—		32,563,097

Debentures in foreign currencies
Floating rate debentures		1,063,480		175,560		(670,236)		(66,559)		502,245
Fixed rate debentures		2,803,720		—		(354,150)		(195,048)		2,254,522

		3,867,200		175,560		(1,024,386)		(261,607)		2,756,767

	~~W~~	35,020,888	~~W~~	27,734,460	~~W~~	(27,173,877)	~~W~~	(261,607)	~~W~~	35,319,864

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

22. Provisions

Details of provisions as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Provisions for unused loan commitments	~~W~~	185,621	~~W~~	178,202
Provisions for payment guarantees		93,518		88,809
Provisions for financial guarantee contracts		4,682		2,682
Provisions for restoration cost		96,275		95,194
Others		153,482		203,146

	~~W~~	533,578	~~W~~	568,033

Changes in provisions for unused loan commitments, payment guarantees for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning[1]	~~W~~	124,552	~~W~~	63,341	~~W~~	7,746	~~W~~	41,637	~~W~~	39,628	~~W~~	18,744
Transfer between stages
Transfer to 12-month expected credit losses		14,172		(13,028)		(1,144)		39		(39)		—
Transfer to lifetime expected credit losses		(3,445)		3,542		(98)		(119)		158		(38)
Impairment		(98)		(424)		522		(3)		(38)		41
Provision (reversal) for loan losses		(13,296)		4,070		(759)		433		(5,987)		(798)
Others (change of exchange rate, etc.)		20		(53)		—		(46)		(73)		(21)

Ending	~~W~~	121,905	~~W~~	57,449	~~W~~	6,267	~~W~~	41,941	~~W~~	33,649	~~W~~	17,928

[1]	Restated in accordance with Korean IFRS 1109.

(In millions of Korean won)	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777
Effects of changes in foreign exchange rate		(1,976)		(5,680)		(7,656)
Reversal		(4,556)		(10,004)		(14,560)

Ending	~~W~~	182,817	~~W~~	110,744	~~W~~	293,561

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning[1]	~~W~~	4,857	~~W~~	4,333
Reversal		(175)		(1,210)

Ending	~~W~~	4,682	~~W~~	3,123

[1]	Restated in accordance with Korean IFRS 1109.

Changes in provisions for restoration cost for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning	~~W~~	95,194	~~W~~	84,854
Provision		872		1,350
Reversal		(223)		(60)
Used		(417)		(1,997)
Unwinding of discount		849		505

Ending	~~W~~	96,275	~~W~~	84,652

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)

	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
Beginning	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146
Increase		12,552		965		1,431		18		4,499		19,465
Decrease		(15,296)		(962)		(1,430)		—		(51,441)		(69,129)

Ending	~~W~~	12,368	~~W~~	5,053	~~W~~	23,764	~~W~~	195	~~W~~	112,102	~~W~~	153,482

[1]	As of March 31, 2018, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 26,930 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)

	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753
Increase		26,066		11,515		1,128		—		4,792		43,501
Decrease		(16,286)		(10,881)		(203)		—		(10,433)		(37,803)

Ending	~~W~~	18,570	~~W~~	51,030	~~W~~	21,548	~~W~~	358	~~W~~	46,945	~~W~~	138,451

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in the net defined benefit liabilities for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808
Current service cost		52,070		—		52,070
Past service cost		3,522		—		3,522
Interest expense (income)		12,874		(11,921)		953
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(8,375)		—		(8,375)
Actuarial gains and losses by experience adjustments		(370)		—		(370)
Return on plan assets (excluding amounts included in interest income)		—		7,576		7,576
Contributions		—		(40,006)		(40,006)
Payments from plans (benefit payments)		(56,117)		56,107		(10)
Payments from the Group		(20,308)		—		(20,308)
Transfer in		6,440		(6,440)		—
Transfer out		(6,440)		6,440		—
Effect of exchange rate changes		12		—		12

Others		6,088		—		6,088

Ending	~~W~~	1,831,387	~~W~~	(1,676,427)	~~W~~	154,960

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299
Current service cost		46,726		—		46,726
Interest cost(income)		8,653		(8,160)		493
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		4,484		4,484
Contributions		—		(103)		(103)
Payments from plans (benefit payments)		(181,214)		181,193		(21)
Payments from the Group		(15,587)		—		(15,587)
Transfer in		6,340		(6,339)		1
Transfer out		(6,668)		6,665		(3)
Effect of exchange rate changes		(14)		—		(14)

Ending	~~W~~	1,434,239	~~W~~	(1,301,964)	~~W~~	132,275

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of the net defined benefit liabilities as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Present value of defined benefit obligation	~~W~~	1,831,387	~~W~~	1,841,991
Fair value of plan assets		(1,676,427)		(1,688,183)

Net defined benefit liabilities	~~W~~	154,960	~~W~~	153,808

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Current service cost	~~W~~	52,070	~~W~~	46,726
Past service cost		3,522		—
Net interest expenses of net defined benefit liabilities		953		493

Post-employment benefits[1]	~~W~~	56,545	~~W~~	47,219

[1]	Including post-employment benefits amounting to ~~W~~ 477 million recognized as other operating expense and prepayment of ~~W~~ 62 million recognized as other assets as of and for the three-month period ended March 31, 3018, and post-employment benefits amounting to ~~W~~ 401 million recognized as other operating expense for the three-month period ended March 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

24. Other Liabilities

Details of other liabilities as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Other financial liabilities
Other payables	~~W~~	10,952,851	~~W~~	8,806,967
Prepaid card and debit card		22,697		21,767
Accrued expenses		2,736,299		2,654,345
Financial guarantee liabilities		33,042		34,114
Deposits for letter of guarantees and others		740,403		798,207
Domestic exchange settlement credits		690,759		48,133
Foreign exchanges settlement credits		143,925		124,728
Borrowings from other business accounts		5,473		5,408
Other payables from trust accounts		5,569,760		5,018,031
Liability incurred from agency relationships		761,759		518,955
Account for agency businesses		227,013		257,761
Dividend payables		767,202		474
Others		48,838		41,114

		22,700,021		18,330,004

Other non-financial liabilities
Other payables		42,602		196,142
Unearned revenue		277,187		271,787
Accrued expenses		581,859		634,236
Deferred revenue on credit card points		179,780		176,840
Withholding taxes		116,741		179,903
Separate account liabilities		4,490,214		4,463,687
Others		182,660		217,709

		5,871,043		6,140,304

	~~W~~	28,571,064	~~W~~	24,470,308

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of March 31, 2018 and December 31, 2017, are as follows:

	March 31, 2018		December 31, 2017
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In number of shares)	2018	2017
Beginning	399,037,583	398,285,437
Increase	—	73,969
Decrease	(2,803,909)	(1,794,182)
Ending	396,233,674	396,565,224

25.2 Capital Surplus

Details of capital surplus as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,412,411		4,413,286

	~~W~~	17,121,353	~~W~~	17,122,228

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
Remeasurements of net defined benefit liabilities	~~W~~	(95,027)
Exchange differences on translating foreign operations		(39,692)
Financial assets measured at fair value through other comprehensive income		377,799
Shares of other comprehensive income of associates		(2,623)
Cash flow hedges		24,929
Hedges of net investments in foreign operations		(4,397)
Other comprehensive income of separate account		(12,334)
Profit or loss from credit risk of financial liabilities designated at fair value		(6,589)
Net gains (losses) on overlay adjustment		(67,085)

	~~W~~	174,981

(In millions of Korean won)	December 31, 2017
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)
Exchange differences on translating foreign operations		(56,589)
Change in value of available-for-sale financial assets		694,321
Change in value of held-to-maturity financial assets		(78)
Shares of other comprehensive income of associates and joint ventures		1,069
Cash flow hedges		14,980
Hedges of net investments in foreign operations		(5,958)
Other comprehensive income of separate account		(13,692)

	~~W~~	537,668

25.4 Retained Earnings

Details of retained earnings as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Legal reserves[1]	~~W~~	390,216	~~W~~	334,873
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		13,801,390		13,727,331

	~~W~~	15,173,606	~~W~~	15,044,204

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,896,604	~~W~~	3,148,332
Non-controlling interests		2,414		2,536

	~~W~~	2,899,018	~~W~~	3,150,868

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won, except earnings per share)	2018		2017
Provision(Reversal) of regulatory reserve for credit losses[1]	~~W~~	121,206	~~W~~	44,544
Adjusted profit after provision of regulatory reserve for credit losses[2]		847,026		825,557
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		2,131		2,080
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		2,120		2,068

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.
[2]	Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

25.5 Treasury Shares

Changes in treasury shares outstanding for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In number of shares and millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,073,954		2,803,909		—		21,877,863
Carrying amount[1]	~~W~~	755,973	~~W~~	180,221	~~W~~	—	~~W~~	936,194

[1]	In order to increase shareholder value, the Group entered in to another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. during the fourth quarter of 2017.

(In number of shares and millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,826,100		1,794,182		(73,969)		21,546,313
Carrying amount[1]	~~W~~	721,973	~~W~~	82,177	~~W~~	(2,949)	~~W~~	801,201

[1]	Total contract amount of ~~W~~ 300,000 million out of ~~W~~ 800,000 million in trust agreement entered into with Samsung Securities Co., Ltd. for acquisition of treasury shares has been terminated upon natural expiration of the term of the agreement in the first quarter of 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

26. Net Interest Income

Details of interest income and interest expense for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Interest income
Deposits at fair value through profit or loss	~~W~~	2,463
Securities measured at fair value through profit or loss		157,393
Loans measured at fair value through profit or loss		5,041
Securities measured at fair value through other comprehensive income		174,624
Deposits at amortized cost		24,922
Equity instruments at amortized cost		144,052
Loans at amortized cost		2,659,205
Other		27,067

		3,194,767

Interest expenses
Deposits		655,674
Debts		114,052
Debentures		258,937
Other		22,318

		1,050,981

Net interest income	~~W~~	2,143,786

(In millions of Korean won)	2017[1]
Interest income
Due from financial institutions	~~W~~	24,171
Financial assets at fair value through profit or loss		122,637
Loans		2,336,976
Financial investments
Available-for-sale financial assets		121,499
Held-to-maturity financial assets		96,866
Other		24,298

		2,726,447

Interest expenses
Deposits		579,690
Debts		79,443
Debentures		200,702
Other		17,622

		877,457

Net interest income	~~W~~	1,848,990

[1]	Regarding reclassification of interest income after the change of accounting policy, interest income for trading for 2017 has reclassified.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Fee and commission income
Banking activity fees	~~W~~	50,971	~~W~~	45,472
Lending activity fees		19,491		19,004
Credit card related fees and commissions		391,978		333,694
Debit card related fees and commissions		101,089		98,501
Agent activity fees		33,194		45,095
Trust and other fiduciary fees		124,625		91,499
Fund management related fees		31,842		33,108
Guarantee fees		9,351		10,439
Foreign currency related fees		34,033		24,922
Commissions from transfer agent services		57,863		42,488
Other business account commission on consignment		10,776		8,233
Commissions received on securities business		155,500		90,489
Lease fees		43,750		32,907
Other		79,674		63,227

		1,144,137		939,078

Fee and commission expense
Trading activity related fees[1]		7,566		6,250
Lending activity fees		4,005		6,109
Credit card related fees and commissions		380,823		322,310
Outsourcing related fees		36,723		19,655
Foreign currency related fees		14,747		5,952
Other		71,351		58,164

		515,215		418,440

Net fee and commission income	~~W~~	628,922	~~W~~	520,638

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value through Profit or Loss

28.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	530,137
Equity securities		159,420
Other		—

		689,557

Derivatives held for trading
Interest rate		565,561
Currency		681,805
Stock or stock index		360,200
Credit		11,568
Commodity		1,905
Other		25,003

		1,646,042
Financial liabilities at fair value through profit or loss		40,503
Other financial instruments		1

	~~W~~	2,376,103

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	289,430
Equity securities		150,096

		439,526

Derivatives held for trading
Interest rate		570,089
Currency		705,438
Stock or stock index		597,320
Credit		10,980
Commodity		2,406
Other		44,999

		1,931,232
Financial liabilities at fair value through profit or loss		31,197
Other financial instruments		22

		2,401,977

Net gains or losses on financial instruments held for trading	~~W~~	(25,874)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017[1]
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	49,162
Equity securities		105,722

		154,884

Derivatives held for trading
Interest rate		402,227
Currency		3,350,385
Stock or stock index		800,017
Credit		37,760
Commodity		2,415
Other		2,361

		4,595,165

Financial liabilities held for trading		15,171
Other financial instruments		—

		4,765,220

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities		65,696
Equity securities		51,775

		117,471

Derivatives held for trading
Interest rate		367,474
Currency		3,299,603
Stock or stock index		388,075
Credit		36,013
Commodity		1,371
Other		4,132

		4,096,668
Financial liabilities held for trading		30,726
Other financial instruments		26

	~~W~~	4,244,891

Net gains or losses on financial instruments held for trading		520,329

[1]	Regarding reclassification of interest income after the change of accounting policy, gains related to financial instruments held for trading for 2017 has reclassified.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Revenue from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	—
Financial liabilities designated at fair value through profit or loss		253,483

		253,483

Expense from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		—
Financial liabilities designated at fair value through profit or loss		152,010

		152,010

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	101,473

(In millions of Korean won)	2017
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	36,305
Financial liabilities designated at fair value through profit or loss		138,532

		174,837

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		39,242
Financial liabilities designated at fair value through profit or loss		537,275

		576,517

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(401,680)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

29. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Other operating income
Revenue related to securities measured at fair value through other comprehensive income
Gain on redemption of the securities	~~W~~	8
Gain on sale of the securities		6,374

		6,382

Financial assets at amortized cost
Gain on sale of financial assets at amortized cost		11,921

		11,921

Gain on foreign exchange transactions		268,629
Dividend income		32,209
Others		119,495

		438,636

Other operating expenses
Expenses related to securities measured at fair value through other comprehensive income
Loss on redemption of the securities		17
Loss on sale of the securities		2,691
		2,708

Financial assets at amortized cost

Loss on sale of financial assets at amortized cost		1,984

		1,984

Loss on foreign exchanges transactions		208,104
Others		439,391

		652,187

Net other operating expenses	~~W~~	(213,551)

(In millions of Korean won)	2017
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	21
Gain on sale of available-for-sale financial assets		23,129

		23,150

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		2

		2

Gain on foreign exchange transactions		554,098
Dividend income		82,277
Others		101,150

		760,677

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		29
Loss on sale of available-for-sale financial assets		22,623
Impairment on available-for-sale financial assets		12,437

		35,089

Loss on foreign exchanges transactions		520,157
Others		364,956

		920,202

Net other operating expenses	~~W~~	(159,525)

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	585,229	~~W~~	475,190
Salaries and short-term employee benefits - others		280,812		248,002
Post-employment benefits - defined benefit plans		56,006		46,818
Post-employment benefits - defined contribution plans		5,234		1,870
Termination benefits		3,799		(1,445)
Share-based payments		3,074		14,766

		934,154		785,201

Depreciation and amortization		86,463		74,282

Other general and administrative expenses
Rental expense		84,386		74,483
Tax and dues		53,531		44,774
Communication		10,455		7,222
Electricity and utilities		8,440		7,472
Publication		4,049		3,987
Repairs and maintenance		4,686		3,443
Vehicle		2,630		2,262
Travel		4,327		2,175
Training		6,240		5,776
Service fees		45,912		34,909
Electronic data processing expenses		44,177		37,329
Advertising		42,857		34,207
Others		59,397		49,699

		371,087		307,738

	~~W~~	1,391,704	~~W~~	1,167,221

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of March 31, 2018, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

KB Financial Group Inc.
Series 17	Jan. 01, 2017	16,579	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 19	Nov. 21, 2017	42,201	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 20	Jan. 01, 2018	35,330	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Deferred grant in 2012	—	5,415	Satisfied
Deferred grant in 2013	—	588	Satisfied
Deferred grant in 2015	—	15,154	Satisfied
Deferred grant in 2016	—	14,538	Satisfied
Deferred grant in 2017	—	85,491	Satisfied

		222,740

Kookmin Bank
Series 69	Jan. 01, 2017	168,360	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 71	Aug. 26, 2017	4,372	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 72	Aug. 28, 2017	5,601	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 73	Nov. 21, 2017	27,786	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Series 74	Jan. 01, 2018	190,536	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Deferred grant in 2015	—	33,050	Satisfied
Deferred grant in 2016	—	110,967	Satisfied
Deferred grant in 2017	—	268,859	Satisfied

		809,531

Other subsidiaries and associate
Stock granted in 2010	—	366	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Stock granted in 2011	—	601	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Stock granted in 2012	—	2,048	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Stock granted in 2013	—	3,447	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Stock granted in 2014	—	4,563	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Stock granted in 2015	—	68,519	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Stock granted in 2016	—	121,998	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Stock granted in 2017	—	231,684	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Stock granted in 2018	—	51,647	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
		484,873

		1,517,144

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of March 31, 2018).
[2]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.
[3]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. For some granted shares, 50% of the numbers are determined by relative TSR and 50% by performance results.
[4]	35%, 35%, 20%, 5%, and 5% of the number of granted shares to be compensated are determined upon Relative TSR, EPS, Asset Quality, HRROI, and nonbanking segment profit, respectively.
[5]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.
[6]	30%, and 70% of the number of granted shares to be compensated are determined upon Relative TSR, and the Bank’s performance, respectively.
[7]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.
[8]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of stock grants linked to short-term performance as of March 31, 2018, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2015	Jan. 01, 2015	13,516	Satisfied
Stock granted in 2016	Jan. 01, 2016	16,526	Satisfied
Stock granted in 2017	Jan. 01, 2017	16,855	Satisfied
Stock granted in 2018	Jan. 01, 2018	3,092	Proportional to service period
Kookmin Bank
Stock granted in 2014	Jan. 01, 2014	14,050	Satisfied
Stock granted in 2015	Jan. 01, 2015	58,204	Satisfied
Stock granted in 2016	Jan. 01, 2016	86,450	Satisfied
Stock granted in 2017	Jan. 01, 2017	79,793	Satisfied
Stock granted in 2018	Jan. 01, 2018	20,864	Proportional to service period
Other subsidiaries and associate
Stock granted in 2015	—	68,429	Satisfied
Stock granted in 2016	—	154,993	Satisfied
Stock granted in 2017	—	195,900	Satisfied
Stock granted in 2018	—	50,367	Proportional to service period

[1]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of March 31, 2018 and December 31, 2017, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 105,539 million and ~~W~~ 133,496 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 3,074 million and ~~W~~ 14,766 million were incurred during the three-month periods ended March 31, 2018 and 2017, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of Mileage stock as of March 31, 2018, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~0.81	16,003
	Apr. 29, 2016	60	0.00~1.08	36
	July 07, 2016	280	0.00~1.27	125
	July 18, 2016	767	—	—
	Aug. 03, 2016	107	0.00~1.34	53
	Aug. 17, 2016	51	0.00~1.38	30
	Aug. 30, 2016	256	0.00~1.42	199
	Sept. 06, 2016	206	0.00~1.44	120
	Oct. 07, 2016	105	0.00~1.52	97
	Nov. 01, 2016	118	0.00~1.59	47
	Dec. 07, 2016	211	0.00~1.69	112
	Dec. 08, 2016	43	0.00~1.69	32
	Dec. 15, 2016	12	0.00~1.71	12
	Dec. 20, 2016	309	0.00~1.72	264
	Dec. 28, 2016	76	0.00~1.75	52
	Dec. 30, 2016	210	0.00~1.75	107
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~1.78	15,822
	Feb. 03, 2017	43	0.00~1.85	28
	Apr. 03, 2017	82	0.00~2.01	61
	May. 22, 2017	20	0.00~2.14	20
	July. 03, 2017	52	0.00~2.26	52
	Aug. 07, 2017	29	0.00~2.35	29
	Aug. 08, 2017	5	0.00~2.36	5
	Aug. 16, 2017	204	0.00~2.38	200
	Aug. 17, 2017	40	0.00~2.38	40
	Aug. 24, 2017	387	0.00~2.40	362
	Sep. 08, 2017	82	0.00~2.44	72
	Oct. 20, 2017	9	0.00~2.56	9
	Nov. 01, 2017	120	0.00~2.59	120
	Nov. 06, 2017	106	0.00~2.60	106
	Dec. 06, 2017	105	0.00~2.68	97
	Dec. 26, 2017	254	0.00~2.74	225
	Dec. 29, 2017	114	0.00~2.75	98
Stock granted in 2018	Jan. 10, 2018	19,201	0.00~2.78	18,759
	Feb. 12, 2018	9	0.00~2.87	9

		86,427		53,403

[1]	Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.
[2]	The remaining shares are assessed based on the stock price as of March 31, 2018. These shares may be vested immediately at grant date.

As of March 31, 2018 and December 31, 2017, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 3,242 million and ~~W~~ 2,973 million, respectively, and the compensation costs amounting to ~~W~~ 1,218 million and ~~W~~ 1,245 million were incurred during the three-month periods ended March 31, 2018 and 2017, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

31. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Other non-operating income
Gain on disposal in property and equipment	~~W~~	53	~~W~~	23
Rent received		9,087		5,116
Profit on disposal of non-current assets for sale		115,766		—
Others		7,887		38,596

		132,793		43,735

Other non-operating expenses
Loss on disposal in property and equipment		4,114		110
Donation		5,214		7,013
Restoration cost		487		432
Managing expense for precautionary loan		879		—
Others		14,102		10,212

		24,796		17,767

Net other non-operating income	~~W~~	107,997	~~W~~	25,968

32. Income Tax Expense

Income tax expense for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Tax payable
Current tax expense	~~W~~	247,464
Adjustments recognized in the period for current tax of prior years		(33,250)

		214,214

Changes in deferred income tax assets (liabilities)		153,277

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		166
Exchange difference in foreign operation		(277)
OCI related with financial assets at fair value through profit or loss		(5,620)
OCI related with investments in associates and joint ventures		751
Cash flow hedges		(6,931)
Hedges of a net investment in a foreign operation		(592)
OCI related with separate account assets		(515)
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(1,428)
Net gains (losses) on overlay adjustment		21,984

		7,538

Tax expense	~~W~~	375,029

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
Tax payable
Current tax expense	~~W~~	46,668
Adjustments recognized in the period for current tax of prior years		(13,268)

		33,400

Changes in deferred income tax assets (liabilities)		31,254

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		1,092
Exchange difference in foreign operation		8,788
Change in value of available-for-sale financial assets		(16,043)
Change in value of held-to-maturity financial assets		177
Share of other comprehensive loss of associates		21,577
Cash flow hedges		(261)
Hedges of a net investment in a foreign operation		(2,315)

		13,015

Tax expense	~~W~~	77,669

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2017, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 766,728 million were declared at the annual general meeting on March 23, 2018. The Group’s consolidated interim financial statements as of March 31, 2018, reflect this dividend payable. The dividends paid to the shareholders of the Parent Company in 2017 were ~~W~~ 497,969 million (~~W~~ 1,250 per share).

34. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)	~~W~~	1,192	~~W~~	—	~~W~~	166	~~W~~	(95,027)
Exchange differences on translating foreign operations		(54,700)		15,285		—		(277)		(39,692)
OCI related with financial assets at fair value through profit or loss		362,681		17,187		3,551		(5,620)		377,799
OCI related with investments in associates and joint ventures		(644)		(2,730)		—		751		(2,623)
Cash flow hedges		14,887		29,143		(12,170)		(6,931)		24,929
Hedges of a net investment in a foreign operation		(5,958)		2,153		—		(592)		(4,397)
OCI related with separate account assets		(13,692)		1,831		42		(515)		(12,334)

Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(10,438)		5,277		—		(1,428)		(6,589)

Net gains/(losses) on overlay adjustment		(7,559)		(64,938)		(16,572)		21,984		(67,085)

	~~W~~	188,192	~~W~~	4,400	~~W~~	(25,149)	~~W~~	7,538	~~W~~	174,981

[1]	Restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Reclassification to assets held for sale		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	(4,512)	~~W~~	—	~~W~~	1,092	~~W~~	—	~~W~~	(124,475)
Exchange differences on translating foreign operations		53,138		(69,499)		—		8,788		—		(7,573)
Change in value of available-for-sale financial assets		601,620		92,823		(10,442)		(16,043)		—		667,958
Change in value of held-to-maturity financial assets		6,447		(731)		—		177		—		5,893
Shares of other comprehensive income of associates		(96,174)		1,446		—		21,577		67,337		(5,814)
Cash flow hedges		(6,075)		(26,047)		27,575		(261)		—		(4,808)
Hedges of a net investment in a foreign operation		(32,572)		9,566		—		(2,315)		—		(25,321)
Comprehensive income of assets held for sale		—		—		—		—		(67,337)		(67,337)

	~~W~~	405,329	~~W~~	3,046	~~W~~	17,133	~~W~~	13,015	~~W~~	—	~~W~~	438,523

35. Earnings per Share

35.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month periods ended March 31, 2018 and 2017.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2018	2017
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	(20,692,597)	(21,197,699)
Disposal of treasury shares (C)	—	47,929

Weighted average number of ordinary shares outstanding (D=A+B+C)	397,418,940	396,961,767

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Basic earnings per share:

(In Korean won and in number of shares)	2018		2017
Profit attributable to ordinary shares (E)	~~W~~	968,232,277,267	~~W~~	870,101,260,162
Weighted average number of ordinary shares outstanding (F)		397,418,940		396,961,767
Basic earnings per share (G = E / F)	~~W~~	2,436	~~W~~	2,192

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In Korean won)	2018		2017
Profit attributable to ordinary shares	~~W~~	968,232,277,267	~~W~~	870,101,260,162
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	968,232,277,267	~~W~~	870,101,260,162

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In number of shares)	2018	2017
Weighted average number of ordinary shares outstanding	397,418,940	396,961,767
Adjustment:
Stock grants	2,059,518	2,152,426
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	399,478,458	399,114,193

Diluted earnings per share for the three-month periods ended March 31, 2018 and 2017, are as follows:

(in Korean won and in number of shares)	2018		2017
Adjusted profit for diluted earnings per share	~~W~~	968,232,277,267	~~W~~	870,101,260,162
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		399,478,458		399,114,193
Diluted earnings per share	~~W~~	2,424	~~W~~	2,180

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

36. Insurance Contracts

36.1 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Non-life Insurance	Life insurance	Others	Total
Long-term insurance premium reserve	21,079,898	7,238,998	—	28,318,896
Reserve for outstanding claims	2,169,229	97,509	3,759	2,270,497
Unearned premium reserve	1,435,103	2,653	1,055	1,438,811
Reserve for participating policyholders’ dividends on long-term insurance	93,177	27,670	—	120,847
Unallocated Divisible Surplus to Future Policyholders	29,404	6,931	—	36,335
Reserve for compensation for losses on dividend-paying insurance contracts	25,731	7,455	—	33,186
Guarantee reserve	—	13,310	—	13,310
	24,832,542	7,394,526	4,814	32,231,882

(In millions of Korean won)	December 31, 2017
	Non-life Insurance	Life insurance	Others	Total
Long-term insurance premium reserve	20,697,290	7,278,112	—	27,975,402
Reserve for outstanding claims	2,148,923	78,423	3,670	2,231,016
Unearned premium reserve	1,392,211	1,511	1,075	1,394,797
Reserve for participating policyholders’ dividends on long-term insurance	94,005	29,150	—	110,040
Unallocated Divisible Surplus to Future Policyholders	24,304	6,264	—	43,683
Reserve for compensation for losses on dividend-paying insurance contracts	25,730	7,920	—	33,650
Guarantee reserve	—	12,687	—	12,687
	24,382,463	7,414,067	4,745	31,801,275

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

36.2 Insurance Income and Expense

Insurance income and expenses for the periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018	2017
Insurance Income
Premium income	2,718,550	265,244
Reinsurance income	169,187	3,355
Separate account income	104,167	—
Income of change in reinsurance assets	12,238	—
Other insurance income	3,646	—

	3,007,788	268,599

Insurance Expense
Insurance premiums expense	1,024,001	83,498
Dividend expense	2,382	443
Refund expense	773,306	182,863
Reinsurance expense	236,327	3,078
Provision of policy reserves	431,160	(2,751)
Separate account expenses	81,828	4
Insurance operating expenses	97,567	(1,573)
Deferred acquisition costs	147,507	22,834
Expenses of change in reinsurance assets	(268)	—
Other insurance expenses	8,878	—
Other insurance expenses	56,464	—

	2,859,152	288,396

Net insurance income(expenses)	148,636	(19,797)

The Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109.

Details of financial assets applied “The Overlay Approach” as of March 31, 2018 are as follows:

(In millions of Korean won)	March 31, 2018
Financial assets designated at fair value through profit or loss
Cash and due from financial institutions	181,352
Loans	597
Debt securities	5,944,582
Equity securities	117,391

6,243,922

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Changes of net gains (losses) on overlay adjustment for the period ended Match 31, 2018, are as follows:

(In millions of Korean won)	Net gains/(losses) on overlay adjustment[2]
Beginning[1]	(7,559)
Recognition due to acquiring	(12,656)
Reclassfication to profit or loss due to disposal	(12,481)
Recognition of OCI from profit or loss from existing contracts or re-designation	(34,389)
Recognition of profit or loss from OCI due to cancellation of designation	—

Ending	(67,085)

[1]	Calculated based on Korean IFRS 1109
[2]	Amounts are net of tax

37. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Cash	~~W~~	2,248,679	~~W~~	2,167,911
Checks with other banks		475,010		430,253
Due from Bank of Korea		12,297,762		8,981,665
Due from other financial institutions		6,023,540		8,237,996

		21,044,991		19,817,825

Due from financial institutions at fair value through profit or loss		329,931		—

	21,374,922		19,817,825

Restricted cash from financial institutions		(14,266,137)		(10,613,089)
Due from financial institutions with original maturities over three months		(1,053,999)		(799,838)

		(15,320,136)		(11,412,927)

	~~W~~	6,054,786	~~W~~	8,404,898

Cash inflows and outflows from income tax, interests and dividends for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Activity	2018		2017
Income tax paid	Operating	~~W~~	81,960	~~W~~	66,076
Interest received	Operating		3,282,153		2,895,971
Interest paid	Operating		857,356		917,513
Dividends received	Operating		64,507		64,027

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

38. Contingent Liabilities and Commitments

Details of payment guarantees as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	264,626	~~W~~	252,817
Other payment guarantees		542,882		530,272

		807,508		783,089

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		181,197		147,987
Letter of guarantees		60,721		60,853
Bid bond		43,234		46,984
Performance bond		550,567		563,506
Refund guarantees		702,914		778,779
Other payment guarantees in foreign currency		1,938,550		1,960,769

		3,477,183		3,558,878

Financial guarantees
Payment guarantees for mortgage		53,780		57,446
Overseas debt guarantees		334,095		285,576
International financing guarantees in foreign currencies		46,738		46,953

Other financing payment guarantees		270,019		270,029

		704,632		660,004

		4,989,323		5,001,971

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,282,863		2,250,542
Refund guarantees		425,307		384,959

		2,708,170		2,635,501

	~~W~~	7,697,493	~~W~~	7,637,472

Commitments as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018		December 31, 2017
Commitments
Corporate loan commitments	~~W~~	34,770,649	~~W~~	32,857,616
Retail loan commitments		39,573,404		16,074,323
Credit line on credit cards		50,946,413		49,299,924
Purchase of other security investment and others		4,355,190		3,951,304

		129,645,656		102,183,167

Financial Guarantees
Credit line		2,415,488		2,669,071
Purchase of security investment		367,900		354,800

		2,783,388		3,023,871

	~~W~~ 132,429,044		~~W~~ 105,207,038

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Other Matters (including litigation)

a) The Group has filed 116 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 591,479 million, and faces 313 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 228,250 million, which arose in the normal course of the business and are still pending as of March 31, 2017.

b) Kookmin bank made a construction contract building the integrated company building, and the integrated central IT, amounting to ~~W~~ 150,051 million, and ~~W~~ 105,175 million, respectively; for the period ended March 31, 2018, the subsidiary has paid ~~W~~ 2,047 million for the integrated central IT.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~ 372 million and ~~W~~ 372 million as of March 31, 2018 and December 31, 2017, respectively.

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 121 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 9,443 million as of March 31, 2018. A provision liability of ~~W~~ 11,486 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group; however, the final outcome of the cases cannot be reasonably ascertained.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

39. Subsidiaries

Details of subsidiaries as of March 31, 2018, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100	Korea	Mar. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100	Korea	Mar. 31	Financial investment
	KB Insurance Co., Ltd.[5]	100	Korea	Mar. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100	Korea	Mar. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100	Korea	Mar. 31	Life insurance
	KB Asset Management Co., Ltd.	100	Korea	Mar. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	100	Korea	Mar. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100	Korea	Mar. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100	Korea	Mar. 31	Real estate trust management
	KB Investment Co., Ltd.	100	Korea	Mar. 31	Capital investment
	KB Credit Information Co., Ltd.	100	Korea	Mar. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100	Korea	Mar. 31	Software advisory, development, and supply
Kookmin Bank	KB KBSTAR Short-Term KTB Active ETF	68.12	Korea	Mar. 31	Capital investment
	KB Microfinance Myanmer Co., Ltd.	100	Myanmer	Mar. 31	Other credit granting n.e.c.
	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	99.96	Korea	Mar. 31	Investment trust
	KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	99.27	Korea	Mar. 31	Investment trust
	KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	96	Korea	Mar. 31	Investment trust
	KB Haeoreum private securities investment trust 70(Bond) and 1 others[3]	49.92	Korea	Mar. 31	Capital investment
	Kookmin Bank Cambodia PLC.	100	Cambodia	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100	China	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100	China	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd.(London)	100	United Kingdom	Mar. 31	Banking and foreign exchange transaction
	Tong Yang Safe Plus Qualified Private Trust S-8(Bond)	99.97	Korea	Mar. 31	Capital investment
	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)	93.70	Korea	Mar. 31	Capital investment
	KBD Tower 1st L.L.C. and 30 others	—	Korea	Mar. 31	Asset-backed securitization and others
	Kiwoom Frontier Private placement fund 10[Bond]	99.9	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

KB Securities Co., Ltd.	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100	Cayman islands	Mar. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Mar. 31	Capital investment
	DGB Private real estate Investment Trust No.8	98.77	Korea	Mar. 31	Capital investment
	G1 Shinhan Special Short Public Bonds	100	Korea	Mar. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Mar. 31	Capital investment
	KBFG Securities Hong Kong Ltd.	100	China	Mar. 31	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.4	Vietnam	Mar. 31	Investment advisory and securities dealing activities
	KB Vintage 16 Private Securities Investment Trust 1st [3]	50	Korea	Mar. 31	Capital investment
	KBFG Securities America Inc.	100	United States of America	Mar. 31	Investment advisory and securities dealing activities
	Mangrove Feeder Fund	100	Cayman islands	Mar. 31	Capital investment
	DAEDUCK PARC1 PRIVATE EQUITY FUND 1	96.29	Korea	Mar. 31	Capital investment
	Samsung SRA Private Real Estate Investment Trust No. 35	52.98	Korea	Mar. 31	Capital investment
	Able DF Co., Ltd and 42 others	—	Korea	Mar. 31	Asset-backed securitization and others
	Jueun Power Middle 7 and 7 others	100	Korea	Mar. 31	Capital investment
	Hanareum Gold Middle No. 3	100	Korea	Mar. 31	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust No.1	99.95	Korea	Mar. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.89	Korea	Mar. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.47	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Hyundai You First Private Real Estate Investment Trust No. 15[3]	35	Korea	Mar. 31	Capital investment
Hyundai You First Private Real Estate Investment Trust No. 1	60	Korea	Mar. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100	Korea	Mar. 31	Capital investment
Hyundai Kidzania Equity Feeder Trust No.1	79.11	Korea	Mar. 31	Capital investment
Hyundai Trust Securities Investment Trust No.1	100	Korea	Mar. 31	Capital investment
Hyundai Strong-small Corporate Trust No.1	91.29	Korea	Mar. 31	Capital investment
Hyudai China Index Plus Securities Investment Trust No.1	81.53	Korea	Mar. 31	Capital investment
Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.05	Korea	Mar. 31	Capital investment
Hyundai Strong Korea Equity Trust No.1	99.71	Korea	Mar. 31	Capital investment
Heungkuk Global Highclass Private Real Estate Trust No. 23	100	Korea	Mar. 31	Capital investment
Heungkuk Highclass Private Real Estate Trust No. 21	100	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

KB Insurance Co., Ltd.	KB AMP Infra Private Special Asset Fund 1(FoFs)[3]	41.67	Korea	Mar. 31	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond)[3]	33.33	Korea	Mar. 31	Capital investment
	KB SAUDI Private Special Asset Fund	80	Korea	Mar. 31	Financial investment
	KB Global Private Real Estate Debt Fund 1	50	Korea	Mar. 31	Capital investment
	KB U.S. LongShort Private Securities Fund 1	99.44	Korea	Mar. 31	Financial investment
	Leading Insurance Services, Inc.	100	United States of America	Mar. 31	Management service
	LIG Insurance (China) Co., Ltd.	100	China	Mar. 31	Non-life insurance
	PT. KB Insurance Indonesia	70	Indonesia	Mar. 31	Non-life insurance
	Dongbu Private Fund 16th	89.52	Korea	Mar. 31	Financial investment
	Meritz Private Real Estate Fund 8	99.36	Korea	Mar. 31	Financial investment
	KB Golden Life Care Co., Ltd.	100	Korea	Mar. 31	Service
	KB Sonbo CNS	100	Korea	Mar. 31	Management service
	KB Claims Survey & Adjusting	100	Korea	Mar. 31	Claim service
	Hana Landchip Real estate Private Fund 58th	99.99	Korea	Mar. 31	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96	Korea	Mar. 31	Financial investment
	Hyundia Star Private Real Estate Investment Trust No. 14	99.98	Korea	Mar. 31	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.79	Korea	Mar. 31	Financial investment
	Hyundai Power Private Fund 3rd	99.95	Korea	Mar. 31	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.78	Korea	Mar. 31	Financial investment
KB Kookmin Card Co., Ltd.	Wise Mobile 13th Securitization Co., Ltd. And 5 others	0.5	Korea	Mar. 31	Asset-backed securitization and others
	KB Kookmin Card 2nd Securitization Co., Ltd. And 2 others	0.5	Korea	Mar. 31	Asset-backed securitization and others
	Heungkuk Life Insurance Money Market Trust	100	Korea	Mar. 31	Trust asset management
KB Life Insurance Co., Ltd.	KB Evergreen Private Securities Fund No. 59(Bond)	100	Korea	Mar. 31	Private fund
	KB Haeoreum Private Securities Investment Trust 1st(debt securities)	100	Korea	Mar. 31	Private fund

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

KB Asset Management Co., Ltd.	KB Asset Management Singapore Pte, Ltd.	100	Singapore	Mar. 31	Collective investment and others
	KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	75.94	Korea	Mar. 31	Financial investment
	KB Global Equity Solution Securities Feeder Fund(Equity-FoFs)	63.41	Korea	Mar. 31	Financial investment
	KB Star Short Term SecuritiesMaster Fund(Bond)	40.71	Korea	Mar. 31	Financial investment
	KB Onkookmin Life Income RIF 20Feeder Fund(Fofs)	49.99	Korea	Mar. 31	Financial investment
	KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)	49.9	Korea	Mar. 31	Financial investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[4]	33.33	Korea	Mar. 31	Capital investment
	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Mar. 31	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20	Korea	Mar. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40	Korea	Mar. 31	Capital investment
	KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership	50	Korea	Mar. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2020 Securities Investment Trust - Bond Balanced-Fund of Funds and 6 others[3]	—	Korea	Mar. 31	Financial investment
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	97.51	Luxembourg	Mar. 31	Capital investment
KB Capital Co., Ltd., KB Kookmin Card Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80	Laos	Mar. 31	Financial Leasing
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd.[3]	40.74	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Securities Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR KTB 3Y Futures Inverse ETF	99.75	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Mid-Long Term KTB Active ETF	91.60	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Start-up Creation Fund	62.5	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100	Korea	Mar. 31	Capital investment
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100	United States of America	Mar. 31	Real Estate Activities
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100	Cayman islands	Mar. 31	Capital investment
AGRAF Real Estate Holding No.1, Senningerberg	HD 1 Grundstucksgesellschaft mbH & Co. KG	94.9	Germany	Mar. 31	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	Sechste Casalog KG	94.9	Germany	Mar. 31	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.9	Germany	Mar. 31	Real Estate Activities
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100	Luxembourg	Mar. 31	Asset-backed securitization
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100	Luxembourg	Mar. 31	Asset-backed securitization
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100	United States of America	Mar. 31	Real Estate Activities
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.48	United States of America	Mar. 31	Real Estate Activities
KB Onkookmin Life Income RIF 20Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 20Master Fund(Fofs)	100	Korea	Mar. 31	Financial investment
KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 40 Master Fund(Fofs)	100	Korea	Mar. 31	Financial investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100	Malaysia	Mar. 31	Finance and Real Estate Activities
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	100	Korea	Mar. 31	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

KB Multi-Asset Private Securities Fund 1(Bond Mixed-ETF)	Global Diversified Multi-Asset Sub-Trust Class IA	100	United Kingdom	Mar. 31	Investment trust
KB Star Short Term SecuritiesFeeder Fund(Bond)	KB Star Short Term SecuritiesMaster Fund(Bond)	100	Korea	Mar. 31	Financial investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate[3]	48.98	Korea	Mar. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Investment Trust 2nd3	44.44	Korea	Mar. 31	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[3]	43.33	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Neo Paradigm Agriculture Venture	50	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88	Korea	Mar. 31	Capital investment
Mangrove Feeder Fund	Mangrove Master Fund	100	Cayman islands	Mar. 31	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.51	Korea	Mar. 31	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100	Korea	Mar. 31	Capital investment
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.73	Korea	Mar. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100	Korea	Mar. 31	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust - Bond	94.61	Korea	Mar. 31	Capital investment
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.9	United States of America	Mar. 31	Real Estate Activities
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Mar. 31	Trust

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The condensed financial information of major subsidiaries as of March 31, 2018 and December 31, 2017, and for the period ended March 31, 2018 and 2017, is as follows:

(In millions of Korean won)
	March 31, 2018						2018
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period[4]		Total compre-hensive income for the period[4]
Kookmin Bank[1]	~~W~~	341,641,192	~~W~~	316,417,913	~~W~~	25,223,279	~~W~~	4,099,192	~~W~~	690,207	~~W~~	755,032
KB Securities Co., Ltd.[1,2]		39,738,085		35,388,596		4,349,489		1,873,502		78,847		81,226
KB Insurance Co., Ltd.[1,2]		32,918,223		29,699,815		3,218,408		2,967,020		94,823		41,623
KB Kookmin Card Co., Ltd.[1]		17,838,793		14,076,403		3,762,390		898,289		71,699		67,591
KB Life Insurance Co., Ltd.[1]		9,103,976		8,589,260		514,716		346,243		4,707		(12,452)
KB Asset Management Co., Ltd.[1]		191,465		73,677		117,788		30,443		11,379		11,393
KB Capital Co., Ltd.[1,2]		8,798,029		7,865,345		932,684		166,575		35,290		35,243
KB Savings Bank Co., Ltd.		1,203,346		1,008,510		194,836		19,919		3,748		3,592
KB Real Estate Trust Co., Ltd.		257,363		54,093		203,270		28,125		14,626		14,626
KB Investment Co., Ltd.[1]		371,389		231,899		139,490		17,022		243		243
KB Credit Information Co., Ltd.		26,363		11,602		14,761		8,572		(375)		(378)
KB Data System Co., Ltd.		31,120		16,461		14,659		27,699		(11)		(45)

(In millions of Korean won)
	December 31, 2017						2017
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period[4]		Total compre-hensive income for the period[4]
Kookmin Bank[1]	~~W~~	329,765,927	~~W~~	304,442,493	~~W~~	25,323,434	~~W~~	6,467,093	~~W~~	663,461	~~W~~	719,253
KB Securities Co., Ltd.[1,2]		37,351,680		32,936,024		4,415,656		1,855,301		63,780		46,631
KB Insurance Co., Ltd.[1,2]		32,351,778		29,128,747		3,223,031		—		—		—
KB Kookmin Card Co., Ltd.[1]		17,658,310		13,616,481		4,041,829		804,051		83,270		84,692
KB Life Insurance Co., Ltd.[1]		9,125,741		8,586,328		539,413		364,131		12,857		6,356
KB Asset Management Co., Ltd.[1]		201,481		44,860		156,621		28,975		12,033		11,964
KB Capital Co., Ltd.[1,2]		8,743,672		7,803,920		939,752		139,577		36,528		35,707
KB Savings Bank Co., Ltd.		1,158,829		960,812		198,017		16,488		3,272		3,074
KB Real Estate Trust Co., Ltd.		246,685		47,355		199,330		16,437		8,112		8,003
KB Investment Co., Ltd.[1]		355,763		218,671		137,092		12,338		(2,552)		(2,879)
KB Credit Information Co., Ltd.		26,121		10,979		15,142		8,324		(397)		(399)
KB Data System Co., Ltd.		41,945		27,240		14,705		21,305		111		91

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 2,091,417 million to KBD Tower 1st L.L.C. and other subsidiaries.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 9 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 237,892 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the three-month period ended March 31, 2018, are as follows:

Company	Description

Tong Yang Safe Plus Qualified Private Trust S-8(Bond) and 2 others	Holds over than a majority of the ownership interests

KBD Tower 1st L.L.C.and 5 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

Samsung SRA Private Real Estate Investment Trust No. 35 and 5 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The subsidiaries excluded from consolidation during the period ended March 31, 2018, are as follows:

Company	Description

Able Vison 1st Co., Ltd and 3 others	Lost the right of variable returns due to the releasing debt

Wise Mobile 13th Securitization Co., Ltd.	Settlement

LIME ORANGE PRIVATE EQUITY FUND 6 and 3 others	Disposal

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets
Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements
Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company
Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of March 31, 2018, and December 31, 2017, are as follows:

(In millions of Korean won)	March 31, 2018
	Asset-backed securitization		Project financing		Trusts			Funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	118,133,401	~~W~~	33,222,527	~~W~~	606,956	~~W~~		134,658,486	~~W~~	14,418,543	~~W~~	301,039,913
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,471,845		107,945		—			7,527,652		24,272		10,131,714
Derivative financial assets		2,227		—		—			3,545		—		5,772
Loans at amortized cost		710,226		3,289,821		54,500			267,304		731,814		5,053,665
Financial investments		6,606,838		5,187		—			75,895		—		6,687,920
Investment in associates and joint ventures		—		—		—			220,612		—		220,612
Other assets		13,432		5,356		67,236			307		299		86,630

	~~W~~	9,804,568	~~W~~	3,408,309	~~W~~	121,736		~~W~~	8,095,315	~~W~~	756,385	~~W~~	22,186,313

Liabilities
Deposits	~~W~~	502,502	~~W~~	746,564	~~W~~	—		~~W~~	106,799	~~W~~	4,734	~~W~~	1,360,599
Derivative financial liabilities		2,454		—		—			3,139		—		5,593
Other liabilities		18,614		1,744		—			70		—		20,428

	~~W~~	523,570	~~W~~	748,308	~~W~~	—		~~W~~	110,008	~~W~~	4,734	~~W~~	1,386,620

Maximum exposure to loss[1]
Holding assets	~~W~~	9,804,568	~~W~~	3,408,309	~~W~~	121,736		~~W~~	8,095,315	~~W~~	756,385	~~W~~	22,186,313
Purchase and investment commitments		980,882		—		—			2,938,763		—		3,919,645
Unused credit		2,303,483		8,998		—			1,450		16,000		2,329,931
Payment guarantee and loan commitments		415,400		1,406,489		—			—		—		1,821,889

	~~W~~	13,504,333	~~W~~	4,823,796	~~W~~	121,736		~~W~~	11,035,528	~~W~~	772,385	~~W~~	30,257,778

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure			Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total

Total assets of unconsolidated structured entity	~~W~~	128,573,461	~~W~~	33,153,741	~~W~~	482,900	~~W~~	101,598,227	~~W~~	9,613,570	~~W~~	273,421,899
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,277,080		73,157		—		547,258		—		2,897,495
Derivative financial assets		1,136		—		—		118		—		1,254
Loans		833,380		3,366,675		54,500		266,653		393,664		4,914,872
Financial investments		6,826,097		13,104		300		5,788,925		20,619		12,649,045
Investment in associates and joint ventures		—		—		—		202,816		—		202,816
Other assets		11,699		5,874		37,972		962		307		56,814

	~~W~~	9,949,392	~~W~~	3,458,810	~~W~~	92,772	~~W~~	6,806,732	~~W~~	414,590	~~W~~	20,722,296

Liabilities
Deposits	~~W~~	484,889	~~W~~	755,242	~~W~~	—	~~W~~	38,657	~~W~~	3,985	~~W~~	1,282,773
Derivative financial liabilities		1,487		—		—		2,792		—		4,279
Other liabilities		11,292		44		—		48		—		11,384

	~~W~~	497,668	~~W~~	755,286	~~W~~	—	~~W~~	41,497	~~W~~	3,985	~~W~~	1,298,436

Maximum exposure to loss[1]
Holding assets	~~W~~	9,949,392	~~W~~	3,458,810	~~W~~	92,772	~~W~~	6,806,732	~~W~~	414,590		20,722,296
Purchase and investment commitments		964,106		—		—		1,301,784		—		2,265,890
Unused credit		2,299,236		10,000		—		1,203,917		16,000		3,529,153
Payment guarantee and loan commitments		382,300		1,385,722		—		—		—		1,768,022

	~~W~~	13,595,034	~~W~~	4,854,532	~~W~~	92,772	~~W~~	9,312,433	~~W~~	430,590	~~W~~	28,285,361

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018		2017
Associates and joint ventures
KB Insurance Co., Ltd.[1]	Interest income	~~W~~	—	~~W~~	12
	Interest expense		—		202
	Fee and commission income		—		8,994
	Fee and commission expense		—		1,021
	Gains on financial assets/liabilities at fair value through profit or loss		—		796
	Losses on financial assets/liabilities at fair value through profit or loss		—		18,717
	Other operating income		—		16,743
	Other operating expense		—		633
	General and administrative expenses		—		5,601
	Provision for credit losses		—		12
	Other non-operating income		—		51
Balhae Infrastructure Fund	Fee and commission income		1,630		2,055
Korea Credit Bureau Co., Ltd.	Interest expense		43		24
	Fee and commission income		314		364
	Fee and commission expense		287		892
	General and administrative expenses		—		238
	Provision for credit losses		—		3
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		197		—
KB GwS Private Securities Investment Trust	Fee and commission income		210		210
Incheon Bridge Co., Ltd.	Interest income		2,329		2,424
	Interest expense		72		90
	Insurance income		42		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		66		96
Aju Good Technology Venture Fund	Interest expense		5		4
KB Star Office Private Real Estate Investment Trust No.1	Interest income		91		91
	Interest expense		21		18
	Fee and commission income		107		107
	Reversal for credit losses		1		—
RAND Bio Science Co., Ltd.	Interest expense		2		5
	Provision for credit losses		1		—
Inno Lending Co., Ltd.	Provision for credit losses		1		—
	Other non-operating expense		—		17

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

KBIC Private Equity Fund No. 3[1]	Fee and commission income	—	38
SY Auto Capital Co., Ltd.	Interest income	297	242
	Interest expense	—	14
	Fee and commission income	15	9
	Fee and commission expense	314	773
	Insurance income	13	—
	Other operating income	155	145
	Other operating expense	57	46
	Provision for credit losses	10	—
	Other non-operating income	—	47
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Provision for credit losses	—	44
Food Factory Co., Ltd.	Interest income	2	—
	Insurance income	1	—
	Fee and commission expense	1	—
	Reversal for credit losses	1	—
	Provision for credit losses	—	28
KB Pre IPO Secondary Venture Fund 1st	Interest expense	8	—
	Fee and commission income	27	1
Builton Co., Ltd.	Interest income	1	—
KB Private Equity Fund III	Fee and commission income	159	137
Wise Asset Management Co., Ltd.	Interest expense	2	2
Acts Co., Ltd.	Losses on financial assets/liabilities at fair value through profit or loss	980	—
	Other non-operating income	1,138	—
Dongjo Co., Ltd.	Reversal for credit losses	11	—
A-PRO Co., Ltd.	Insurance income	1	—
POSCO-KB Shipbuilding Fund	Fee and commission income	123	—
	Interest expense	6	—
Dae-A Leisure Co., Ltd.	Interest expense	2	—
Paycoms Co., Ltd.	Interest income	3	—
Big Dipper Co., Ltd.	Provision for credit losses	2
KB-KDBC New Technology Business Investment Fund	Interest expense	10	—
	Fee and commission income	96	—
KBTS Technology Venture Private Equity Fund	Fee and commission income	60	—
KB-SJ Tourism Venture Fund	Fee and commission income	61	—
JLK INSPECTION Inc.	Interest income	2	—
TESTIAN Inc.	Interest income	1	—
KB No.8 Special Purpose Acquisition Company	Interest income	—	19
	Interest expense	10	10
	Losses on financial assets/liabilities at fair value through profit or loss	2,128	—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	87
KB No.9 Special Purpose Acquisition Company	Interest income	—	19
	Interest expense	8	9
	Losses on financial assets/liabilities at fair value through profit or loss	1	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	107
	Gains on financial assets/liabilities at fair value through profit or loss	53	—
KB No.10 Special Purpose Acquisition Company	Interest income	—	9
	Interest expense	7	5
	Losses on financial assets/liabilities at fair value through profit or loss	3	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	87
	Gains on financial assets/liabilities at fair value through profit or loss	58	—
KB No.11 Special Purpose Acquisition Company	Interest income	—	5
	Losses on financial assets/liabilities at fair value through profit or loss	2	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	23
	Gains on financial assets/liabilities at fair value through profit or loss	70	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	29	18
Other
Retirement pension	Fee and commission income	220	202
	Interest expense	1	83

[1]	Excluded from the Group’s related party as of March 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		March 31, 2018		December 31, 2017
Associates and joint ventures
Balhae Infrastructure Fund	Other assets	~~W~~	1,630	~~W~~	1,669
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		16		22
	Deposits		9,487		25,513
	Provisions		1		1
	Other liabilities		87		469
KB GwS Private Securities Investment Trust	Other assets		851		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		27,500		—
	Loans at amortized cost (Gross amount)		169,238		200,414
	Allowances for loan losses		16		288
	Other assets		678		710
	Deposits		43,317		48,795
	Provisions		14		3
	Insurance contract liabilities		147		189
	Other liabilities		33		29
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		66		176
Terra Co., Ltd.	Deposits		—		10
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Loans at amortized cost (Gross amount)		105		116
	Allowances for loan losses		20		1
	Insurance contract liabilities		1		—
A-PRO Co., Ltd.	Insurance contract liabilities		1		—
Dae-A Leisure Co., Ltd.	Deposits		1,414		466
	Other liabilities		2		14
Aju Good Technology Venture Fund	Deposits		3,514		2,771
	Other liabilities		3		1
Jungdong Steel Co., Ltd.	Deposits		3		3
Doosung Metal Co., Ltd.	Insurance contract liabilities		1		1
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		3		3
	Other assets		241		136
	Deposits		5,961		6,962
	Other liabilities		64		45
RAND Bio Science Co., Ltd.	Deposits		1,867		1,032
	Loans at amortized cost (Gross amount)		4		1
	Provisions		1		—
	Other liabilities		6		4

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Inno Lending Co., Ltd.	Loans at amortized cost (Gross amount)	1	2
	Deposits	53	41
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	45,043	40,057
	Allowances for loan losses	10	—
	Other assets	59	51
	Deposits	7	6
	Provisions	15	29
	Insurance contract liabilities	26	8
	Other liabilities	348	349
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	500	—
	Loans at amortized cost (Gross amount)	201	679
	Allowances for loan losses	—	44
	Other assets	1	1
	Deposits	—	1
	Insurance contract liabilities	2	3
KB Pre IPO Secondary Venture Fund 1st	Other assets	27	28
	Deposits	2,683	—
	Other liabilities	2	—
Builton Co., Ltd.	Other assets	1	—
	Financial assets at fair value through profit or loss	400	—
	Loans at amortized cost (Gross amount)	—	1
	Deposits	103	26
	Insurance contract liabilities	1	1
Wise Asset Management Co., Ltd.	Deposits	863	340
	Other liabilities	1	1
Acts Co., Ltd.	Financial assets at fair value through profit or loss	980	—
	Loans at amortized cost (Gross amount)	—	1,927
	Allowances for loan losses	—	161
	Intangible assets	638	1,275
	Deposits	—	4
	Insurance contract liabilities	1	1
POSCO-KB Shipbuilding Fund	Other assets	123	123
	Deposits	7,000	—
	Other liabilities	6	—
Bungaejanter. Inc.	Financial assets at fair value through profit or loss	464	—
	Loans at amortized cost (Gross amount)	—	425
	Allowances for loan losses	—	36

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Paycoms Co., Ltd.	Other assets	1	—
	Financial assets at fair value through profit or loss	907	—
	Loans at amortized cost (Gross amount)	—	1,066
	Allowances for loan losses	—	89
	Deposits	1	—
	Insurance contract liabilities	1	—
Daesang Techlon Co., Ltd.	Deposits	7	2
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	3	6
	Deposits	339	—
	Provisions	3	2
KB-KDBC New Technology Business Investment Fund	Deposits	5,965	7,500
	Other liabilities	3	4
JLK INSPECTION Inc.	Financial assets at fair value through profit or loss	800	—
TESTIAN Inc.	Other assets	1	—
	Financial assets at fair value through profit or loss	528	—
KB No.8 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,370	—
	Derivative financial assets	—	2,122
	Loans at amortized cost (Gross amount)	—	2,296
	Deposits	2,314	2,339
	Other liabilities	29	19
KB No.9 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,832	—
	Derivative financial assets	1,894	2,241
	Loans at amortized cost (Gross amount)	—	2,356
	Deposits	2,310	2,309
	Other liabilities	7	38
KB No.10 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	1,949	—
	Derivative financial assets	1,659	1,930
	Loans at amortized cost (Gross amount)	—	1,603
	Deposits	1,674	1,698
	Other liabilities	17	10
KB No.11 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	707	—
	Derivative financial assets	915	846
	Loans at amortized cost (Gross amount)	—	697

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Key management	Loans at amortized cost (Gross amount)	2,405	1,665
	Other assets	2	2
	Deposits	9,602	8,707
	Provisions	1	—
	Insurance contract liabilities	908	809
	Other liabilities	165	124
Other
Retirement pension	Other assets	141	348
	Other liabilities	5,869	4,286

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated interim financial statements. Refer to Note 12 for details on investments in associates and joint ventures.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant lending transactions with related parties for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018[1]
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	—	~~W~~	(6)	~~W~~	16
Incheon Bridge Co., Ltd.		200,414		27,500		(31,176)		196,738
Dongjo Co., Ltd.		116		—		(11)		105
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		3		—		4
Inno Lending Co., Ltd.		2		—		(1)		1
SY Auto Capital Co., Ltd.		40,057		5,000		(14)		45,043
Food Factory Co., Ltd.		679		500		(478)		701
Builton Co., Ltd.		1		400		(1)		400
Acts Co., Ltd.		1,927		980		(1,927)		980
Bungaejanter. Inc.		425		464		(425)		464
Paycoms Co., Ltd.		1,066		907		(1,066)		907
Big Dipper Co., Ltd.		6		—		(3)		3
JLK INSPECTION Inc.		—		800		—		800
TESTIAN Inc.		—		528		—		528
KB No.8 Special Purpose Acquisition Company		2,296		2,370		(2,296)		2,370
KB No.9 Special Purpose Acquisition Company		2,356		2,832		(2,356)		2,832
KB No.10 Special Purpose Acquisition Company		1,603		1,949		(1,603)		1,949
KB No.11 Special Purpose Acquisition Company		697		707		(697)		707

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	2017[1]
	Beginning		Increase		Decrease		Ending
Associates
KB Insurance Co., Ltd.[2]	~~W~~	6,791	~~W~~	—	~~W~~	(1,636)	~~W~~	5,155
Korea Credit Bureau Co., Ltd.		14		17		—		31
Incheon Bridge Co., Ltd.		209,105		8		(3,457)		205,656
Jaeyang Industry Co., Ltd.		303		—		—		303
KB Star Office Private Real Estate Investment Trust No. 1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		—		—		1
SY Auto Capital Co., Ltd.		30,049		1		—		30,050
Kyobo 7 Special Purpose Acquisition Co., Ltd.[2]		—		790		—		790
Food Factory Co., Ltd.		—		500		—		500
Builton Co., Ltd.		—		1		—		1
KB No.8 Special Purpose Acquisition Company		2,490		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		2,584
KB No.10 Special Purpose Acquisition Company		1,495		—		—		1,495
KB No.11 Special Purpose Acquisition Company		790		—		—		790

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of March 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Unused commitments to related parties as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		March 31, 2018		December 31, 2017
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	12,564	~~W~~	12,564
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		114		108
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		9,846		11,768
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		40,000		20,000
	Unused commitments of credit card		87		86
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		10,000
	Unused commitments of credit card		106		92
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		5
RAND Bio Science Co., Ltd.	Unused commitments of credit card		21		24
Builton Co., Ltd.	Unused commitments of credit card		5		4
Food Factory Co., Ltd.	Unused commitments of credit card		11		11
Inno Lending Co., Ltd.	Unused commitments of credit card		14		13
Big Dipper Co., Ltd.	Unused commitments of credit card		97		94
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		22,500		15,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment		19,688		—
KB-SJ Tourism Venture Fund	Purchase of security investment		4,500		—
Key management	Loan commitments in Korean won		1,460		984

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Compensation to key management for the three-month periods ended March 31, 2018 and 2017, are as follows:

(In millions of Korean won)
	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	628	~~W~~	23	~~W~~	704	~~W~~	1,355
Registered directors (non-executive)		238		—		—		238
Non-registered directors		1,591		90		912		2,593

	~~W~~	2,457	~~W~~	113	~~W~~	1,616	~~W~~	4,186

(In millions of Korean won)
	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	619	~~W~~	15	~~W~~	394	~~W~~	1,028
Registered directors (non-executive)		189		—		—		189
Non-registered directors		2,100		75		2,928		5,103

	~~W~~	2,908	~~W~~	90	~~W~~	3,322	~~W~~	6,320

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Collateral received from related parties as of March 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)		March 31, 2018		December 31, 2017
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		401		388
	Real estate		3,542		2,287

As of March 31, 2018, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

42. Adoption of Korean IFRS 1109 Financial Instruments

The Group has adopted Korean IFRS 1109 Financial Instruments, which was issued on September 25, 2015, for the first time for their annual reporting period commencing January 1, 2018. Impact of the adoption of Korean IFRS 1109 on the Group’s consolidated financial statements is as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group’s categories and carrying amounts of financial assets per Korean IFRS 1039 and 1109 as of the initial application date are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039 [1]		Reclassification		Remeasurement		Korean IFRS 1109 [1]
Cash and due from financial institutions	Financial assets at amortized cost	~~W~~	19,817,825	~~W~~	(2,795,301)	~~W~~	(1,797)	~~W~~	17,020,727
	Financial assets at fair value through profit or loss [2]		—		2,795,702		(12,881)		2,782,821

			19,817,825		401		(14,678)		19,803,548

Financial assets at fair value through profit or loss

Financial assets held for trading: debt securities	Financial assets at fair value through profit or loss		25,168,338		—		—		32,227,345

Financial assets held for trading: equity securities			4,935,100

Financial assets held for trading: others			73,855

Financial assets designated at fair value through profit or loss [3]			2,050,052

			32,227,345		—		—		32,227,345

Derivative financial instruments held for trading	Derivative financial instruments held for trading		2,998,042		(43,787)		—		2,954,255
Derivative instruments designated for hedging	Derivative instruments designated for hedging		312,124		—		—		312,124

			3,310,166		(43,787)		—		3,266,379

Loans	Financial assets at amortized cost		290,122,838		(608,156)		(544,468)		288,970,214
	Financial assets at fair value through profit or loss [2]		—		616,666		12,557		629,223

			290,122,838		8,510		(531,911)		289,599,437

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

Financial investments
Available-for-sale financial assets: debt securities	Financial assets at fair value through other comprehensive income		38,959,401		(5,347,492)		—		33,611,908
	Financial assets at fair value through profit or loss [2]		—		2,511,902		—		2,511,902
	Financial assets at amortized cost		—		2,835,591		4,118		2,839,709
Available-for-sale financial assets: equity securities	Financial assets measured at fair value through other comprehensive income		9,156,862		(6,789,392)		275		2,367,745
	Financial assets at fair value through profit or loss [2]		—		6,800,720		(88)		6,800,632
Held-to-maturity financial assets	Financial assets at amortized cost		18,491,980		(274,020)		4,116		18,222,076
	Financial assets at fair value through profit or loss [2]		—		274,020		(4,359)		269,661

			66,608,243		11,328		4,062		66,623,633

Other financial assets	Financial assets at amortized cost		10,195,015		(1,636)		(5,070)		10,188,309

		~~W~~	422,281,432	~~W~~	(25,184)	~~W~~	(547,597)	~~W~~	421,708,651

[1]	Net of allowance.
[2]	In accordance with Korean IFRS 1104, the Group has designated the financial assets related with insurance contract (cash and due from financial institutions amounting to ~~W~~ 186,293 million, loans amounting to ~~W~~ 587 million, available-for-sale financial assets amounting to ~~W~~ 6,349,091 million, and held-to-maturity investments amounting to ~~W~~ 57,386 million) to use overlay approach. Regarding the designated financial assets, the Group has reclassified the profit or loss amount that the Group would have applied Korean IFRS 1039, instead of Korean IFRS 1109.
[3]	Financial assets amounting to ~~W~~ 2,050,052 million under Korean IFRS 1039, which were classified as financial assets desiginated at fair value through profit or loss, have been reclassified to financial assets at fair value through profit or loss by applying Korean IFRS 1109 without designation of fair value option.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The Group’s categories and carrying amounts of financial liability per Korean IFRS 1039 and 1109 as of the initial application date are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039		Reclassification		Remeasurement		Korean IFRS 1109
Financial liabilities held for trading	Financial liabilities at fair value through profit or loss	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss		10,078,288		—		—		10,078,288
Derivative financial instruments held for trading	Derivative financial instruments held for trading		3,054,614		(3,737)		—		3,050,877
Derivative instruments designated as fair value hedge	Derivative instruments designated as fair value hedge		88,151		(404)		—		87,747
Deposits	Financial liabilities at amortized cost		255,800,048		—		—		255,800,048
Debentures	Financial liabilities at amortized cost		28,820,928		—		—		28,820,928
Debts	Financial liabilities at amortized cost		44,992,724		—		—		44,992,724
Other financial liabilities	Financial liabilities at amortized cost		18,330,004		(21,043)		2,899		18,311,860

		~~W~~	363,109,527	~~W~~	(25,184)	~~W~~	2,899	~~W~~	363,087,242

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The carrying amounts of the categories of financial assets per Korean IFRS 1109 as of the initial application date are as follows:

(In millions of Korean won)	January 1, 2018
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial assets at amortized cost[1]		Derivative instruments designated for hedging		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,020,727	~~W~~	—	~~W~~	17,020,727
Financial assets at fair value through profit or loss		45,221,584		—		—		—		45,221,584
Derivative instruments designated for trading		2,954,255		—		—		—		2,954,255
Derivative instruments designated for hedging		—		—		—		312,124		312,124
Loans at amortized cost		—		—		288,970,214		—		288,970,214
Financial investments		—		35,979,653		21,061,785		—		57,041,438
Other financial assets		—		—		10,188,309		—		10,188,309

	~~W~~	48,175,839	~~W~~	35,979,653	~~W~~	337,241,035	~~W~~	312,124	~~W~~	421,708,651

[1]	Net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), there were no financial assets at fair value through profit or loss reclassified to financial assets at amortized cost or financial assets at fair value through other comprehensive income.

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the Group classified certain financial assets, other than financial assets at amortized cost as at January 1, 2018, to amortized cost as follows:

(In millions of Korean won)	Measurement categories before reclassification	Fair value		Recognizable valuation gain or loss if not reclassified
Currency stabilization bond	Available-for-sale	~~W~~	1,975,001	~~W~~	(248)
Asset backed securities	Available-for-sale		860,590		(4,046)

		~~W~~	2,835,591	~~W~~	(4,294)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

The reconciliation of the ending allowances/provision in accordance with Korean IFRS 1039 to the opening allowances in accordance with Korean IFRS 1109 are as follows:

(In millions of Korean won)

Measurement categories		Allowances/Provision
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039 [1]		Reclassification		Remeasurement		Korean IFRS 1109 [1]
Loans and receivables
Due from financial institutions	Financial assets at amortized cost	~~W~~	—	~~W~~	—	~~W~~	1,797	~~W~~	1,797
Loans	Financial assets at amortized cost		2,064,469		—		544,468		2,608,937
	Financial assets at fair value through profit or loss		45,763		(45,763)		—		—
Other financial assets	Financial assets at amortized cost		104,813		—		5,086		109,899
Available-for-sale
Debts	Financial assets at fair value through other comprehensive income		—		—		4,433		4,433
	Financial assets at amortized cost		—		—		176		176
Held-to-maturity securities
Debts	Financial assets at amortized cost		—		—		1,530		1,530

			2,215,045		(45,763)		557,490		2,726,772

Unused commitment and guarantee			267,011		—		28,637		295,648

Financial guarantee			2,682		—		2,175		4,857

		~~W~~	2,484,738	~~W~~	(45,763)	~~W~~	588,302	~~W~~	3,027,277

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the impact on other comprehensive income due to financial liabilities designated at fair value through profit or loss is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)		—
Valuation loss from own credit risk of financial liabilities designated at fair value through profit or loss	~~W~~	(14,397)
Tax effect		3,959
January 1, 2018 (after adoption of Korean IFRS 1109)		(10,438)

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the impact on other comprehensive income due to financial assets designated at fair value through other comprehensive income and others is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	~~W~~	537,668
Change of classification/subsequent Measurement category: available for sale to financial assets at amortized cost		4,295
Change of classification/subsequent Measurement category: available for sale to financial assets at fair value through profit or loss		145,670
Reclassification of valuation gain or loss of derivatives from equity securities at other comprehensive income		5,854
Recognition of expected credit losses on debt securities at other comprehensive income		4,433
Reversal of impairment on equity securities at other comprehensive income		(617,004)
Changes in other comprehensive income of associates and joint ventures		(3,611)
Application of overlay approach		(10,903)
Adjustment of shares between contracting party		3,809
Others		391
Tax effect		128,028
January 1, 2018 (after adoption of Korean IFRS 1109)		198,630

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Interim Financial Statements

March 31, 2018 and 2017 (Unaudited), and December 31, 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the impact on retained earnings is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	~~W~~	15,044,204
Change of classification/subsequent Measurement category: available for sale to financial assets at fair value through profit or loss		(145,670)
Reclassification of valuation gain or loss of derivatives from equity securities at other comprehensive income		(5,854)
Recognition of expected credit losses on debt securities at other comprehensive income		(4,433)
Reversal of impairment loss on equity securities at other comprehensive income		617,004
Changes in gains or losses on equity method for investments in associates and joint ventures		4,061
Effect of adjustment in convertible private bond		12,558
Valuation of fair value of structured deposits and debts		(17,291)
Application of expected credit losses on financial assets at amortized cost		(553,057)
Effect of changes in provision for unused commitment, etc.		(30,812)
Valuation loss from self-credit-risk of financial liabilities designated at fair value through profit or loss		14,397
Application of overlay approach		10,903
Others		2,889
Tax effect		23,203
January 1, 2018 (after adoption of Korean IFRS 1109)		14,972,102